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                              UNITED STATES PRIVATE
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    ---------
                                    FORM 20-F
                                    ---------

    / / Registration Statement Pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

                                       OR

    /X/ Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

            For the year ended December 31, 1996

                                       OR

    / / Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

            For the transition period from              to

            COMMISSION FILE NUMBER 001-11145

                        BIOVAIL CORPORATION INTERNATIONAL
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                 NOT APPLICABLE
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                           PROVINCE OF ONTARIO, CANADA
                 (JURISDICTION OF INCORPORATION OR ORGANIZATION)

                                2488 DUNWIN DRIVE
                              MISSISSAUGA, ONTARIO
                                 CANADA, L5L 1J9
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                         COMMON SHARES WITHOUT PAR VALUE
                                (Title of Class)
                             NEW YORK STOCK EXCHANGE

Securities registered or to be registered pursuant to Section 12( g) of the Act:
NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

25,427,140 common shares, without par value as of December 31, 1996

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                             Yes  /X/       No  / /

Indicate by check mark which financial statement item the registrant has elected to follow.

                         Item 17  /X/   Item 18 / /

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
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                                GENERAL INFORMATION

All financial information contained in this document is expressed in United States dollars, unless otherwise stated.

--------------------------------------------------------------------------------












































BIOVAIL, the Biovail word logo, Tiazac, Viazem, and Crystaal are all trademarks of the Company which may be registered in Canada, the United States and certain other jurisdictions.

All other product names referred to in this document are the property of their respective owners.

                                 TABLE OF CONTENTS

                                GENERAL INFORMATION

                                                                                      PAGE
                                                                                      ----
                                     PART I
Item  1.    Description of Business ..............................................      3
Item  2.    Description of Properties ............................................      9
Item  3.    Legal Proceedings ....................................................      9
Item  4.    Control of Registrant ................................................     10
Item  5.    Nature of Trading Market .............................................     10
Item  6.    Exchange Controls and Other Limitations
              Affecting Security Holders .........................................     11
Item  7.    Taxation .............................................................     12
Item  8.    Selected Financial Data ..............................................     14
Item  9.    Management's Discussion and Analysis of
              Financial Conditions and Results of Operations .....................     15
Item 10.    Directors and Officers of the Company ................................     18
Item 11.    Compensation of Directors and Officers ...............................     21
Item 12.    Options to Purchase Securities from the Company or Subsidiaries ......     23
Item 13.    Interest of Management in Certain Transactions .......................     24

                                     PART II
Item 14.    (Not Applicable) .....................................................     25

                                    PART III
Item 15.    (Not Applicable) .....................................................     25
Item 16.    (Not Applicable) .....................................................     25

                                     PART IV
Item 17.    Financial Statements .................................................     26
Item 18.    Financial Statements .................................................     26
Item 19.    Financial Statements and Exhibits ....................................     26

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

GENERAL

Biovail Corporation International ("Biovail" or the "Company") was established under the Business Corporation Act 1990 (Ontario) R.S.O. 1990 on March 29, 1994 as a result of the amalgamation of Trimel Corporation ("Trimel") and its then subsidiary, Biovail Corporation International ("BCI").

BUSINESS

Biovail Corporation International is an integrated global pharmaceutical company that applies advanced proprietary controlled release delivery technologies to the development and manufacture of drug products for the treatment of major chronic conditions, including cardiovascular and cardiopulmonary diseases, bone and joint disorders and others. Biovail's formulations either improve on conventional dosage forms of existing products by providing the therapeutic benefits of controlled release or are generically equivalent to existing once-daily high volume branded products while in both instances providing significant cost advantages.

The Company is internationally recognized as a leader in the application of controlled release drug delivery technologies. Biovail has proven expertise in all stages of development, formulation, testing, regulatory filing and manufacture of controlled release drug products. The company operates its research and development and manufacturing activities from state-of-the-art facilities in Canada and Puerto Rico.

Biovail's products are globally marketed through strategic partnerships and licensing agreements with many of the world's leading pharmaceutical companies. Biovail's products are currently marketed in 55 countries around the world, including the U.S. and many European Community (EC) nations. The company is dedicated to ongoing research and development and currently has a development pipeline of several highly promising controlled release products in late-stage development.

Operations are supplemented by a dedicated Contract Research Division that provides comprehensive clinical and laboratory testing services to third party pharmaceutical companies, as well as Biovail itself. In addition, Crystaal Corporation, a wholly-owned subsidiary, has been established to market Biovail's and in-licensed products within Canada.

Biovail Corporation International has its headquarters in Toronto, Canada. The Company's Common stock is traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BVF.

NOTICE CONCERNING FORWARD-LOOKING STATEMENTS

Some of the statements made in this Form 20-F are forward-looking in nature, including but not limited to Biovail's product development plans, plans concerning the commercialization of products, and other statements that are not historical facts. The occurrence of the events described, and the achievement of the intended results, are subject to the future occurrence of many events, some or all of which are not predictable or within Biovail's control; therefore, actual results may differ materially from those anticipated in any forward-looking statements. Many risks and uncertainties are inherent in the pharmaceutical industry; others are more specific to Biovail's business. Many of the significant risks related to Biovail's business are described in this Form 20-F, including risks associated with technology and product development, risks relating to clinical development and medical acceptance of products, changes in the health care marketplace, patent and intellectual property matters, regulatory and manufacturing issues, and risks associated with competition from other companies.

PRODUCT PIPELINE

As of June 6, 1997, the Company had twelve controlled release products under development, four of which have been submitted for regulatory approval to the U.S. Food and Drug Administration ("FDA"). The products filed with the FDA include: (i) an abbreviated New Drug Application ("ANDA") for a once-daily generic version of diltiazem CD (Cardizem CD); (ii) an ANDA for a twice-daily generic version of diltiazem SR (Cardizem SR); (iii) an ANDA for a generic extended release version of pentoxifylline SR (Trental); and (iv) an ANDA for a once-daily generic version of verapamilSR (Verelan).

In addition to the products filed with the FDA, the Company has eight other once-daily controlled release generic products in its development pipeline. These products will compete in the cardiovascular, cardio-pulmonary, anti-arthritic and pain management categories for the treatment of chronic conditions that affect large and expanding patient populations.

OPERATING UNITS

RESEARCH AND DEVELOPMENT

Biovail's team of scientists has expertise in all aspects of research and development, from pre-formulation studies and formulation development through to pharmacokinetics and technology applications. The Company has successfully developed appropriate delivery systems for pharmaceutical compounds exhibiting a wide range of solubility and hydrophobicity characteristics. The Company has regularly invested significant resources towards its R & D efforts, spending $2.5 million, $4.5 million and $7.5 million in 1994, 1995 and 1996 respectively.

In 1996, the Company further enhanced its research capabilities through the development of its new primary Canadian R & D facilities. This 24,000 ft. facility in Toronto is equipped with state-of-the-art technology. Complementing the technology is the group's optimized computer modelling and simulation expertise. This combination of highly specialized equipment, scientific expertise and proprietary internal technology platforms places the Company at the forefront of controlled release drug delivery research and development.

REGULATORY AFFAIRS AND QUALITY ASSURANCE

The Company's Corporate Regulatory Affairs and Quality Assurance Department performs a key role in every aspect of the development and registration of each product and has prepared product submissions for regulatory agencies in the United States, Canada, the United Kingdom, and the European Union. The Department also coordinates all data and document management, including amendments, supplements and adverse events reporting. Quality Assurance ensures that all stages of product development and production fully comply with Good Clinical, Laboratory and Manufacturing Practices (GCP, GLP, cGMP).

MANUFACTURING

The Company operates two modern, fully-integrated pharmaceutical manufacturing facilities located in Steinbach, Manitoba, Canada and Carolina, Puerto Rico. Both facilities are FDA approved and meet cGMP requirements. The manufacturing facilities are inspected on a regular basis by the FDA, the Health Protection Branch of Health Canada ("HPB"), other regulatory bodies and the Company's auditing team to ensure compliance on an ongoing basis with cGMP requirements.

The Company's 75,000 square foot plant in Steinbach, Manitoba was constructed in 1994 and its manufacturing processes include: granulation and coating with solvents, bead extrusion and spheronization; fluid bed drying and tableting; high speed encapsulation with 100% quality control weight checks; and high speed, automatic packaging lines.

The Carolina, Puerto Rico facilities total 34,000 square feet, including 23,000 square feet acquired as part of the Galephar transaction, and 11,000 square feet of additional leased warehouse space. This plant is specially constructed for the high capacity production of controlled release beads and is currently producing Tiazac( beads for distribution in the United States. Acquired by the Company in 1995, this facility has been expanded and its equipment upgraded.

CONTRACT RESEARCH DIVISION ("CRD")

The CRD provides pharmaceutical companies with a broad range of pharmaceutical development services, including pharmacokinetic studies, bioanalytical laboratory testing, clinical research studies, and regulatory support, including assistance in the preparation and filing of regulatory submissions with regulatory bodies. The CRD can also provide support services to its clients in the area of quality assurance.

Operating as an independent business unit with its own independent internal review board, the CRD is located in a 35,000 square foot stand-alone facility owned by the Company in Toronto, Ontario. This facility includes a fully equipped bioanalytical laboratory, a department of biopharmaceutics and statistical analysis and a live-in 140-bed clinic.

To date, the CRD has designed and conducted approximately 1,200 Phase I bioavailability, bioequivalence and drug interaction studies on approximately 500 compounds. Therapeutic areas in which studies have been completed include cardiovascular, cardio-pulmonary, bone and joint disease, pain management, infectious diseases, central nervous system, gastroenterology and endocrinology. In addition, the CRD is active and experienced in the design and implementation of Phase III and Phase IV clinical trials from protocol design and monitoring to completion of statistical reports.

The CRD includes a full service bioanalytical laboratory which performs specialized bioanalytical and quality control testing and method development as well as other laboratory services for major regional and multinational pharmaceutical concerns. The laboratory is subject to full compliance with GLP regulations and standards required by the FDA, the HPB and other foreign regulatory bodies.

SALES AND MARKETING

Crystaal Corporation, the Canadian marketing and sales subsidiary of the Company, provides sales and marketing services for the Company's products as well as for products licensed from third parties worldwide. Crystaal Corporation is located in an 8,300 square foot leased office facility in Montreal, Quebec, Canada. Established in 1995, Crystaal Corporation is dedicated to providing high quality, cost effective pharmaceuticals to Canadian health care professionals, patients and third party payers.

Crystaal Corporation's strategy is to source and develop pharmaceutical specialties for original products, and to form strategic joint ventures and partnerships providing access to novel pharmaceutical products. This, combined with Biovail's portfolio of existing and new controlled release products, places Crystaal Corporation in an excellent position to become a significant force in the Canadian market.

PRODUCTS

LICENSED AND MARKETED PRODUCTS

The following table sets forth the Company's controlled release products that are currently licensed and marketed. These formulations have been designed for once-daily dosing unless otherwise specified. Except for Tiazac(R), which is a registered trademark of the Company, the trade names for the pharmaceutical products described below and elsewhere in this Annual Report are the property of (and may be registered trademarks of) the Company's licensees and marketing partners or others.

             ---------------------------------------------------------
             PRODUCTS CURRENTLY MARKETED
             ---------------------------------------------------------
             TIAZAC(R)                (anti-hypertensive/anti-anginal)
             ---------------------------------------------------------
             ORUVAIL                  (anti-inflammatory)
             ---------------------------------------------------------
             NORPACE                  (antiarhythmic)
             ---------------------------------------------------------
             THEO-24                  (bronchodilator)
             ---------------------------------------------------------
             ISOKET RETARD            (coronary vasodillator)
             ---------------------------------------------------------
             ELANTAN LONG             (coronary vasodilator)
             ---------------------------------------------------------
             SIRDALUD CR              (muscle relaxant)
             ---------------------------------------------------------
             GASTRO-TIMELETS          (GI motility modifier)
             ---------------------------------------------------------
             NOVAGENT                 (anti-inflammatory)
             ---------------------------------------------------------
             BETA-TIMELETS            (anti-hypertensive)
             ---------------------------------------------------------
             TIAMON MONO              (analgesic)
             ---------------------------------------------------------
             REGENON RETARD           (anti-obesity)
             ---------------------------------------------------------

TIAZAC(R)

The major product of the Company in 1996 was Tiazac(R), accounting for approximately 84% of total revenues generated. No other product or service individually accounted for 10% or more of the Company's revenue base. In 1996 all of Tiazac(R) revenues were generated from one customer, Forest Laboratories, Inc., ("Forest").

Tiazac(R) is a once-daily controlled release formulation of diltiazem indicated for the treatment of hypertension with FDA approval for angina expected in 1997. Tiazac(R) has several advantages over other formulations of diltiazem; a much smaller capsule size, wider dosing range (approved for a maximum daily dose up to 540 mgs.), lower pricing and labelling permitting physicians to switch patients to Tiazac(R) from other formulations of diltiazem at the nearest equivalent daily dose. A New Drug Application ("NDA") was approved by the FDA in September, 1995, and approval from the U.K. Medicines Control Agency ("MCA") was received in April, 1996. The remaining worldwide territories are expected to receive approval throughout 1997-1998.

The Company licensed the right to market Tiazac(R) in the United States to Forest in September 1995 and the formal product launch took place in February, 1996. The License Agreement with Forest provides for a royalty payment of 8% of net sales for a period of 16 years commencing December, 1995. In addition, the Company and Forest also entered into a 16 year Supply Agreement, also commencing December, 1995, under which the Company acts as the exclusive manufacturer of Tiazac(R) and receives contractually agreed upon manufacturing fees.

Tiazac(R) will be sold as Viazem(R) and by other trademarks in Europe and is licensed to DuPont Merck for the United Kingdom and Ireland, Laboratorios Alter, S.A. for Spain, Pierre Fabre Medicament, S.A. for France and 17 protectorate countries, Ratiopharm GmbH and Heumann GmbH for Germany, and Zambon B.V. for The Netherlands. Additional European licensing agreements will be signed over the coming months.

Canadian approval to market Tiazac(R) was received in April 1997 and the Company's subsidiary, Crystaal Corporation, has launched the product in Canada.

OTHER PRODUCTS

The Company's technology has been used to formulate 10 other oral controlled release products which were licensed to marketing partners and for which the Company receives royalties, the majority of which approximate 3% of licensee net sales. The most significant product in this group is Oruvail, a controlled release formulation of ketoprofen indicated for the treatment of rheumatoid arthritis and osteoarthritis, chronic conditions that affect an estimated 18 million people in the U.S. alone. Oruvail is a leading edge product in many ways, being the world's first extended release, once-daily pH-dependent non-steroidal anti-inflammatory drug (NSAID).

Oruvail is internationally established as an effective anti-arthritic treatment and is currently marketed in 55 countries. In the U.S., Oruvail is marketed by Wyeth-Ayerst Laboratories while Rhone-Polenc Rorer markets Oruvail in all other countries. Worldwide licensee sales of Oruvail approached $200 million in 1996.

CONTROLLED RELEASE TECHNOLOGY

The Company focuses on developing oral controlled release formulations of major drugs. Oral controlled release technology permits the development of specialized oral drug delivery systems that improve the absorption and utilization by the human body of a variety of pharmaceutical compounds and offers a number of advantages, particularly for the treatment of chronic conditions. These advantages include enhanced therapeutic effectiveness, less frequent dosing, an improved side effect profile, improved compliance and potential cost savings.

The Company's controlled release technologies can provide a broad range of release profiles, taking into account the physical and chemical characteristics of a drug product, the therapeutic use of the particular drug and the optimal site for release of the drug in the gastrointestinal tract (the "GI tract"). The objective is to provide a delivery system allowing for a single dose per 12 to 24 hour period while assuring gradual and controlled release of the subject drug at a suitable location(s) in the GI tract.

The Company utilizes four proprietary drug delivery technologies, described below, based on multiparticulate beads in capsules or matrix tablets. These technologies are capable of producing controlled release drug formulations, with release rates that are not greatly influenced by the gastrointestinal environment.

PELLETIZATION SYSTEMS (MACROCAP)

Controlled release pelletization systems are based on the technology of coating pellets containing pharmaceutical compounds with specialized polymers and plasticizers to control the rate and location of drug release in the GI tract. The MacroCap process utilizes the features of pH activated or pH independent diffusion, osmotic diffusion or a combination of these mechanisms. The pH activated diffusion system developed by the Company uses specifically designed polymer coating membranes to control the delivery of drugs depending upon the acidic conditions of the stomach or the intestinal tract. Under the osmotic diffusion system developed by Biovail, the rate of release of the drug from the pellets is controlled by a combination of principles involved in osmosis and diffusion.

Diffusion Controlled Matrix System (DiMatrix)

These are matrix systems presented either as beads made by extrusion-spheronization or by powder/solution layering on non-pareil beads or in the form of a tablet matrix. The mechanism of release is by diffusion of dissolved drug molecules.

Constant Surface Area Drug Delivery Shuttle (Consurf)

The mechanism of drug release is the concurrent swelling and dissolution of a matrix tablet in an "intelligent" manner, in a way that a constant surface area is presented during the drug's transit through the gastrointestinal tract.

Multiparticle Drug Dispersing Shuttle (Multipart)

The drug delivery devise consists of a tablet which carries controlled release beads or pellets through the gastrointestinal tract while maintaining their integrity and release properties. Release and distribution of the beads is triggered by superdisintegration of the tablet.

COMPETITION

The pharmaceutical industry is highly competitive and subject to rapid and significant technological change. The Company's products face intense competition from both conventional forms of drug delivery and controlled release drug delivery systems developed, or under development by, other pharmaceutical concerns. Many of these competitors have greater financial resources and marketing capabilities than those of the Company. Competitors of the Company in the United States and abroad are numerous and include, among others, major pharmaceutical and chemical companies, including without limitation some of the licensees of the Company's products, specialized contract, research and development firms, universities and other research institutions. The Company believes that its controlled release technology combined with its strategy of funding and controlling all or most aspects of its controlled release pharmaceutical business will provide the cost savings, efficiencies in product development and acceleration of regulatory filings necessary for it to compete effectively with such firms and institutions. There can be no assurance, however, that the Company's competitors will not succeed in developing technologies and products that are as, or more, clinically- or cost-effective than any that are being developed or licensed by the Company or that would render the Company's technologies and products obsolete and non-competitive. In addition, certain of the Company's competitors have greater experience than the Company in clinical testing and human clinical trials of pharmaceutical products and in obtaining FDA and other regulatory approvals.

GOVERNMENT REGULATION

The research and development, manufacture and marketing of controlled release products are subject to regulation by governmental authorities in the United States, Canada, and comparable authorities in other foreign countries. These government authorities regulate the testing, manufacture, safety and promotion of the Company's products. The regulations applicable to the Company's products may change as the currently limited number of approved controlled release products increases and regulators acquire additional experience in this area.

Pharmaceutical products intended for human use are governed by the FDA in the United States, the HPB in Canada and by comparable agencies in other countries. Regulations require extensive clinical trials and other testing and government review and final approval before these products can be lawfully marketed. The cost of this process can be substantial. There can be long delays in obtaining required clearances from the FDA, HPB and foreign regulatory authorities after applications are filed.

Government regulations also specify standards for manufacturing and marketing pharmaceutical products. These regulations govern a range of activities in manufacturing, quality assurance, advertising and record-keeping. Any failure by the Company to obtain, or any delay in obtaining, regulatory approvals could adversely affect the marketing of any products developed by the Company, and its financial results.

Requirements for approval may vary widely from country to country outside of the United States and Canada. Whether or not FDA or HPB approval has been obtained, final approval of a product by comparable regulatory authorities in other countries must be obtained prior to the commencement of marketing the product in those countries. The time required to obtain any such approval may be longer or shorter than that required for FDA or HPB approval.

Environmental regulations may also affect the manufacturing process. As a pharmaceutical company, the Company uses in its business chemicals and materials which may be classified as hazardous or toxic which require special handling and disposal. In addition, the Company undertakes to minimize releases to the environment and exposure of its employees and the public to such materials. The costs of these activities have increased substantially in recent years, and it is possible that such costs may continue to increase significantly in the future from additional government regulations.

PATENTS AND PROPRIETARY RIGHTS

While the Company does not routinely seek patents on its controlled release technology, it has received patent protection for its controlled release formulation of Tiazac(R). Historically, the Company has relied on trade secrets, know-how and other proprietary information. While certain of the Company's licensors have sought patents on controlled release technology licensed to the Company, there can be no assurance that any patents will be issued, or if issued, that such patents will not infringe upon a pre-existing patent or technology. The Company's ability to compete effectively with other companies will depend, in part, upon its ability to maintain the proprietary nature of its technology. To protect its rights in these areas, the Company requires all licensors, licensees and significant employees to enter into confidentiality agreements. There can be no assurance, however, that these agreements will provide meaningful protection for the Company's trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure of such trade secrets, know-how or other proprietary information.

EMPLOYEES

As of December 31, 1996, the Company employed 301 persons, including 128 at its manufacturing operations in Manitoba and Puerto Rico, 44 at its Canadian sales and marketing operation, 82 at its contract research organization, 25 at its formulation research operation and 22 in its corporate offices. Of the above employees, 61 are employed on a part-time basis.

ITEM 2. DESCRIPTION OF PROPERTIES

The Company and its subsidiaries own and lease space for manufacturing, warehousing, research, development, sales, marketing, and administrative purposes. The Company owns two pharmaceutical manufacturing facilities; one in Steinbach, Manitoba, Canada totalling 75,000 square feet and the second in Carolina, Puerto Rico totalling 23,000 square feet. The Company's contract research organization is located in a 33,000 square foot owned facility in Toronto, Ontario, Canada. The Company's corporate office and formulations development research are located in a 35,000 square foot leased facility in Mississauga, Ontario, Canada. The Company's Canadian sales and marketing operation is located in an 8,300 square foot office leased facility in Montreal, Quebec, Canada. The Company also leases 2,500 square feet of office space in St. Michael, Barbados and 11,000 square feet of warehouse space in Carolina, Puerto Rico.

ITEM 3. LEGAL PROCEEDINGS

In 1995, the Company's contractual, legal and financial relationships with its former licensee Hoechst-Roussel Pharmaceuticals, Inc. ("Hoechst") were resolved. Hoechst was previously the Company's licensee for the once-daily controlled release formulation of diltiazem. As a result of Hoechst's acquisition of Marion Merrell Dow Inc. ("Marion"), a competitor of the Company, the Rights Agreement between the Company and Hoechst was terminated effective June 30, 1995 and their licensing and other relationships ceased at that time.

As well, all litigation that had been commenced by Marion for patent infringement with respect to this diltiazem product was dismissed by agreement with full releases issued.

In 1996, the Company entered into a Settlement Agreement with Elan Corporation plc. ("Elan") which resolved all claims and counter claims made in a New Jersey litigation with respect to alleged patent infringement by the Company of Elan's diltiazem patents.

From time to time, the Company becomes involved in various legal matters which it considers to be in the ordinary course of business. While the Company is not currently able to determine the potential liability, if any, related to such matters, the Company believes none of the matters, individually or in the aggregate, will have a material adverse effect on its financial position.

ITEM 4. CONTROL OF REGISTRANT

Shareholders owning more than ten percent of voting securities as of May 9, 1997.

NAME OF BENEFICIAL OWNER                    COMMON SHARES OWNED     PERCENTAGE
------------------------                    -------------------     ----------
Eugene Melnyk ............................       5,659,727             22.2%
c/o Biovail Corporation International
2488 Dunwin Drive
Mississauga, Ontario
L5L 1J9

Officers and directors as a group owning voting securities as of May 9, 1997.

NAME OF BENEFICIAL OWNER                    COMMON SHARES OWNED     PERCENTAGE
------------------------                    -------------------     ----------
Officers and directors as a Group
(8 persons) ..............................        6,151,055            24.2%

ITEM 5. NATURE OF TRADING MARKET

The Common Shares are listed for trading under the symbol "BVF", on the New York Stock Exchange in the United States and on the Toronto Stock Exchange in Canada. The Company's Common Shares have been listed for trading on the New York Stock Exchange since December 12, 1996. Prior to that date the Common Shares were listed for trading on the American Stock Exchange.

The following table sets forth, for the periods indicated, the high and low sale prices of the Company's Common Shares.

                             AMERICAN/NEW YORK STOCK EXCHANGE
                            --------------------------------
                                          (U.S.$)

                           1996                             1995
               ---------------------------      ---------------------------
               1ST Q  2ND Q   3RD Q  4TH Q      1ST Q  2ND Q   3RD Q  4TH Q
               -----  -----   -----  -----      -----  -----   -----  -----
High           30.75  40.00   36.88  37.25       5.17   6.46   11.96  26.00
Low            21.75  22.50   20.25  25.38       2.29   4.17    6.21  10.63

                                   TORONTO STOCK EXCHANGE
                                   ----------------------
                                          (CDN.$)
                           1996                             1995
               ---------------------------      ---------------------------
               1ST Q  2ND Q   3RD Q  4TH Q      1ST Q  2ND Q   3RD Q  4TH Q
               -----  -----   -----  -----      -----  -----   -----  -----
High           43.00  54.50   50.10  50.00       7.33   8.67   16.17  35.03
Low            29.75  31.00   28.25  34.50       3.33   6.00    8.80  14.33

At March 31, 1997, the closing prices for the Company's Common Shares were U.S. $23.25 on the New York Stock Exchange and Cdn. $32.30 on the Toronto Stock Exchange.

The following table indicates as of May 9, 1997, the approximate total number of holders of record of Common Shares, the total number of Common Shares outstanding, the number of holders of record of Common Shares with United States addresses, the portion of the outstanding Common Shares held in the United States, and the percentage of Common Shares held in the United States:

TOTAL NUMBER    TOTAL NUMBER OF   NUMBER OF        PORTION OF     PERCENTAGE OF
OF HOLDERS OF    COMMON SHARES    U.S.HOLDERS     COMMON SHARES   COMMON SHARES
 RECORD (1)       OUTSTANDING    OF RECORD (2)    HELD BY U.S.    HELD BY U.S.
-------------    -------------   ------------     -------------   -------------
     337          25,444,140          162          18,864,152        74.14%

(1)A substantial number of the Common Shares are held by depositories, brokerage firms and financial institutions in "street name". Based upon the number of annual reports and proxy statements requested by such nominees, the Company estimates that the total number of beneficial holders of Common Shares exceeds 2,500 holders.

(2)The computation of the portion of Common Shares held in the United States is based upon the number of holders of record with United States' addresses. United States residents may beneficially own Common Shares owned of record by non-United States residents.

DIVIDEND POLICY

The Company has not paid cash dividends on its Common Shares, and at this time it intends to continue this policy for the foreseeable future in order to retain earnings for the development and growth of the Company's business. The Company's dividend policy will be reviewed periodically depending on the Company's financial position, capital requirements, general business conditions and on other factors.

MARKET PRICE VOLATILITY OF COMMON SHARES

Market prices for the securities of pharmaceutical and biotechnology companies, including Biovail, have historically been highly volatile, and the market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Factors such as fluctuations in the Company's operating results, the aftermath of public announcements by the Company concern as to safety of drugs and general market conditions can have an adverse effect on the market price of the Company's Common Shares.

ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

There are currently no limitations imposed by Canadian federal or provincial laws on the rights of non-resident or foreign owners of Canadian securities to hold or vote the securities held. There are also no such limitations imposed by the Company's articles and bylaws with respect to the Common Shares of the Company.

INVESTMENT CANADA ACT

Under the Investment Canada Act, the acquisition of certain "businesses" by "non-Canadians" are subject to review by Investment Canada, a government agency, and will not be allowed unless they are found likely to be of net benefit to Canada. An acquisition will be reviewable by Investment Canada only if the value of the assets of the Canadian business being acquired is CDN$5 million or more in the case of a "direct" acquisition (or where the Canadian assets acquired constitute more than 50% of the value of all entities acquired), or CDN$50 million or more in the case of an "indirect" acquisition.

These thresholds have been increased for the purposes of acquisition of Canadian businesses by investors from members of the World Trade Organization ("WTO"), including Americans, or WTO member-controlled companies. A direct acquisition by a WTO investor is reviewable only if it involves the direct acquisition of a Canadian business with assets of CDN$172 million or more (this figure is adjusted annually to reflect inflation). Indirect acquisitions by WTO investors are not reviewable, regardless of the size of the Canadian business acquired, unless the Canadian assets acquired constitute more than 50% of the value of all entities acquired, in which case the CDN$172 million threshold applies.

These increased thresholds do not apply to acquisitions of Canadian businesses engaged in certain sensitive areas such as uranium production, financial services, transportation or cultural heritage or national identity. If the foregoing thresholds are not met, the acquisition of a Canadian business will not be subject to review unless it relates to Canada's cultural heritage or national identity. Even if the transaction is not reviewable, a non-Canadian must still give notice to Investment Canada of the acquisition of a Canadian business within 30 days after its completion.

COMPETITION ACT

Under the Competition Act (Canada), certain transactions are subject to the pre-notification requirements of the Act whereby notification of the transaction and specific information in connection therewith must be provided to the Director of Investigation and Research, Competition Bureau and the transaction may not be completed, in normal circumstances, until either 21 days after the Director has received the information required under the Act or 7 days after the Director has received the information where a short filing is permitted.

A proposed transaction is subject to pre-notification only if the parties to the transaction together with their affiliates have assets in Canada that exceed CDN $400 million in aggregate value. Having met this first threshold, the parties must then provide pre-notification if any one of the following additional thresholds is met: 1) for an acquisition of assets in Canada (either directly or by means of a share purchase) where the aggregate value of the assets or the gross revenues from sales in or from Canada that are being acquired exceeds CDN $35 million; 2) in the case of an acquisition of shares of a company in Canada, where as a result of the proposed acquisition, the person acquiring the shares, together with its affiliates, would own more than 20% (or, if the person making the acquisition already owns 20% or more of the voting shares of the target, then 50%) of the shares of a corporation that are publicly traded, or in the case of a company of which the shares are not publicly traded, the threshold is 35% (and 50% if the acquiror owns 35% or more of the shares of the subject company prior to making the acquisition); or 3) in the case of a proposed amalgamation of two or more corporations where one or more of the amalgamating corporations carries on an operating business (either directly or indirectly) where the aggregate value of the assets in Canada that would be owned by the continuing corporation resulting from the amalgamation would exceed CDN $70 million or the gross revenues from sales in or from Canada generated from the assets of the amalgamated entity would exceed CDN $70 million.

ITEM 7. TAXATION

CANADIAN FEDERAL INCOME TAXATION

The following discussion is a summary of the principal Canadian federal income tax considerations generally applicable to purchasers of the Company's Common Shares who, for purposes of the Income Tax Act (Canada) (the "Canadian Act"), deal at arm's length with the Company, hold shares of Common Stock as capital property, are not residents of Canada at any time when holding Common Stock and do not use or hold and are not deemed to use or hold Common Shares in or in the course of carrying on business in Canada and, in the case of insurers who carry on an insurance business in Canada and elsewhere, do not hold Common Shares that is effectively connected with an insurance business carried on in Canada.

GAINS ON DISPOSITION OF COMMON SHARES

Under the Canadian Act, a non-resident person who disposes or is deemed to dispose of "taxable Canadian property" is subject to tax in Canada on any gain. The Common Shares will be taxable Canadian property of a person who at any time in the immediately preceding five year period either individually or together with one or more other persons with whom the person does not deal at arm's length, has owned 25% or more of the Common Shares or of any other class of stock of the Company. In some cases, tax treaties entered into between Canada and other countries may provide an exemption from such tax.

Under the provisions of the 1980 Convention between Canada and the United States with respect to Taxes on Income and on Capital, as amended by the 1995 Protocol thereto ("the Convention"), United States corporations or individual residents of the United States ("U.S. Shareholders") that do not, and are not deemed to, use or hold the Common Shares in carrying on a business in Canada ("Unconnected U.S. Shareholders") generally will not be subject to Canadian federal income tax on any capital gain recognized upon the disposition of their Common Shares, provided that the value of the Common Shares is not derived principally from real estate situated in Canada, as determined at the time of their disposition. The Company is of the view that the Common Shares currently do not derive their value principally from such real estate.

Under the Convention, Canada reserves the right to tax a capital gain of a U.S. resident individual if the Common Shares are taxable Canadian property and the individual was a resident of Canada for 120 months during any period of 20 consecutive months preceding the disposition and was a resident of Canada at any time during the 10 years immediately preceding the disposition, if the Common Shares (or any shares for which they were substituted in a non-recognition transaction) were owned by the individual when he or she ceased to be a resident of Canada.

For United States federal income tax purposes, an Unconnected U.S. Shareholder generally will recognize capital gain or loss on the disposition of Common Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Shareholder is adjusted basis in the Common Shares. Capital losses are deductible to the extent of capital gains and, in the case of non-corporate U.S. Shareholders, may be used to offset ordinary income.

TAXATION OF DIVIDENDS

Dividends paid to Unconnected U.S. Shareholders owning less than 10% of the voting shares of the Company generally are subject to Canadian withholding tax at the reduced rate of 15% under the Convention. In the case of a corporate Unconnected U.S. Shareholder owning 10% or more of such shares, the withholding tax rate generally is reduced to 5% under the Convention.

Unconnected U.S. Shareholders generally will treat the gross amount of dividends paid by the Company, without reduction for Canadian withholding taxes, as ordinary taxable income for United States federal income tax purposes. In certain circumstances, however, Unconnected U.S. Shareholders may be eligible to receive a foreign tax credit for such taxes and, in the case of a corporate Unconnected U.S. Shareholder owning 10% or more of the voting shares of the Company, for a portion of the Canadian taxes paid by the Company itself. Dividends paid by the Company to United States corporations will not, however, give rise to the dividends received deduction generally allowed those corporations under United States federal income tax law.

The foregoing discussion of Canadian taxation and United States taxation is of a general and summary nature only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular shareholder. Accordingly, prospective investors should consult their own tax advisors as to the tax consequences of receiving dividends from the Company or disposing of their common stock.

ITEM 8. SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data of the Company is qualified by reference to and should be read in conjunction with the consolidated financial statements, related notes thereto, other financial data, and "Management's Discussion and Analysis of Financial Condition and Results of Operation" included elsewhere herein.

The consolidated operating data for the years ended December 31, 1994, 1995 and 1996, and the consolidated balance sheet data as at December 31, 1995 and 1996 are derived from and are qualified by reference to, the audited consolidated financial statements included elsewhere in this document. The consolidated operating data for the years ended December 31, 1992 and 1993 and the consolidated balance sheet data as December 31, 1992, 1993 and 1994 are derived from the audited consolidated financial statements included as part of the Annual Report on Form 20-F for the prior three fiscal years.

                                                          YEARS ENDED DECEMBER 31,
                                       --------------------------------------------------------------
                                        1996         1995          1994          1993          1992
                                       -------     --------      --------      --------      --------
CONSOLIDATED OPERATING DATA:
Revenue  Contract ..................   $ 4,374     $  4,333      $  3,909      $  3,771      $  3,148
Manufacturing ......................    54,313        7,915         4,975             -             -
Royalty, Licensing and Other .......     7,743        7,396         7,680         5,959         2,814
                                       -------     --------      --------      --------      --------
                                        66,430       19,644        16,564         9,730         5,962
                                       -------     --------      --------      --------      --------

Expenses
Cost of Contract Revenue ...........     3,417        2,732         3,036         2,783         2,548
Cost of Manufactured Goods Sold ....    21,757        2,715         2,102             -             -
Research and Product Development ...     7,484        4,462         2,542         2,737         4,632
Selling and Administrative .........    10,166        7,182         6,359         5,718         5,507
                                       -------     --------      --------      --------      --------
                                        42,824       17,091        14,039        11,238        12,687
                                       -------     --------      --------      --------      --------
Operating Income (Loss) ............    23,606        2,553         2,525        (1,508)       (6,725)
Interest Income (Expense), Net .....       392          (99)         (589)         (722)       (1,186)
Gain on Licensing Settlement .......         -        3,617             -             -             -
Gain on Debt Settlement ............         -            -         7,955             -             -
Offering Expenses ..................         -            -             -             -        (1,115)
                                       -------     --------      --------      --------      --------
Income (Loss) before Income Taxes ..    23,998        6,071         9,891        (2,230)       (9,026)
Provision for Income Taxes .........       714          201           430           248           349
                                       -------     --------      --------      --------      --------
Income (Loss) Before Undernoted ....    23,284        5,870         9,461        (2,478)       (9,375)
Minority Interest ..................         -            -             -          (726)         (780)
Dilution Gain on Issuance of
  Common Shares By a
  Subsidiary Company ...............         -            -             -         5,871         1,941
Gain on Sale of a
  Subsidiary Company ...............         -            -             -         1,260             -
                                       -------     --------      --------      --------      --------
Net Income (Loss) ..................   $23,284     $  5,870      $  9,461      $  3,927      $ (8,214)
                                       -------     --------      --------      --------      --------
Earnings (Loss) Per Share (1) ......   $  0.92     $   0.23      $   0.43      $   0.28      $  (0.70)
                                       =======     ========      ========      ========      ========

BALANCE SHEET DATA:
Working Capital (Deficiency) .......   $ 9,606     $    696      $    547      $  2,338      $ (3,341)
Total Assets .......................    58,606       60,867        25,630        23,265        23,457
Long-Term Debt .....................     4,670        7,951         9,782        21,398        19,874
Minority Interest ..................         -            -             -         2,167         2,536
Shareholders' Equity
  (Capital Deficiency) (2) .........    36,943       14,592         7,693        (4,760)       (7,969)

Summary of differences between generally accepted accounting principles ("GAAP") in Canada ("CDA") and the United States ("U.S.")

                                                       YEARS ENDED DECEMBER 31,
                                      ------------------------------------------------------------
                                       1996        1995         1994          1993          1992
                                      -------     -------     --------      --------      --------
Consolidated Income (Loss):
Net earnings (loss) - CDA GAAP ..     $23,284     $ 5,870     $  9,461      $  3,927      $ (8,214)
Differences
Items excluded from
  income under U.S. GAAP
   Dilution gain on issuance of
     Common shares by a then
     Subsidiary company .........           -           -            -        (5,871)       (1,942)
   Gain on debt settlement
     treated as Contributed
     surplus under U.S. GAAP ....           -           -       (7,955)            -             -
                                      -------     -------     --------      --------      --------

Net income (loss) - U.S. GAAP ...     $23,284     $ 5,870     $  1,506      $ (1,944)     $(10,156)
                                      =======     =======     ========      ========      ========
Earnings (loss) per share
   - U.S. GAAP ..................     $  0.87     $  0.22     $   0.07      $  (0.16)     $  (0.99)
                                      =======     =======     ========      ========      ========
Weighted average number of
   common shares outstanding
   under U.S. GAAP (1) (000's) ..      26,784      26,422       22,635        12,199        10,229
                                      =======     =======     ========      ========      ========

(1)The weighted average number of common shares outstanding for purposes of the computation of the earnings (loss) per share data under U.S. GAAP gives effect to the exercise of all outstanding options and the 3-for-1 stock split in January, 1996.

(1)The capital deficiency which would be reported under U.S. GAAP differ from the amounts reported under CDN GAAP. The shareholders' equity (capital deficiency) under U.S. GAAP would have been $(9,141,000) and $(6,303,000) at December 31, 1992 and 1993, respectively. There are no material differences between shareholders' equity determined under CDN and U.S. GAAP at either December 31, 1994, 1995, or 1996.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The Company derives its revenues from (1) the development and licensing of oral controlled release products using its proprietary drug delivery technology; (2) the manufacture of such drugs for sale to licensees; (3) royalties from sales by licensees of Company developed products; and (4) providing contract research services.

RESULTS OF OPERATIONS

Nineteen ninety-six was the most successful year in the Company's history. Revenues increased by 239% to $66,430,000 compared to $19,644,000 in 1995, primarily as a result of the successful launch of Tiazac(R) in the U.S. market. Net income of $23,284,000, or $0.92 per share, was achieved in 1996, representing a major improvement over the $5,870,000, or $0.23 per share, earned in 1995 and $9,461,000, or $0.43 per share, in 1994.

REVENUE

The Company's contract research operation generated revenues from external customers of $4,374,000 in 1996, compared to $4,333,000 and $3,909,000 in 1995 and 1994 respectively. A significant increase in the volume of business was achieved in 1996 when activity conducted on behalf of external parties is combined with activity conducted for internal requirements. In addition, significant one-time settlements were received in 1995, if, when adjusted for, would result in 1996 revenues increasing by approximately 30% over 1995.

Manufacturing revenue was $54,513,000 in 1996, compared to $7,915,000 in 1995 and $4,975,000 in 1994. All manufacturing revenues were generated from the sale of Tiazac(R). In 1996 all sales were to the Company's licensee, Forest Laboratories Inc. ("Forest"). In 1995, sales were primarily to Forest, but included sales to the Company's previous licensee Hoechst for launch supplies of Tiazac(R). In 1994 all sales were to Hoechst for launch supplies of Tiazac.

Net royalty revenue earned by the Company in 1996 was $7,743,000 as compared to $6,655,000 in 1995 and $6,124,000 in 1994. The increase in net royalty revenue in 1996 is due primarily to royalties earned on sales of Tiazac(R) by Forest in the United States. The increase in net royalty revenue in 1995 over 1994 is primarily due to increased Oruvail sales volumes in the United States by the Company's licensee, Wyeth-Ayerst Laboratories.

There were no revenues generated from the licensing of new products in 1996 as compared to $741,000 in 1995 and $1,556,000 in 1994. Licensing revenues received in 1995 and 1994 relate to the rights for Tiazac(R) granted to the former licensee for the United States and to a licensee for Canada.

EXPENSES

The cost of contract research increased to 78.1% in 1996 from 63.0% in 1995. However, 1995 was favourably impacted due to the inclusion in revenue of non-refundable prepaid amounts which were retained by the Company as part of the settlement with Hoechst, the exclusion of which would have resulted in the cost of contract research at 81%. Comparable cost of contract research in 1994 was 77.8%.

The cost of manufactured goods was 40.1% in 1996 compared to 34.3% and 42.3% in 1995 and 1994 respectively. However, 1995 and 1994 are not meaningful comparisons due to the low sales volumes. In 1996 the cost of manufactured goods was impacted by the higher proportion of Tiazac(R) samples versus trade supplies sold, approximating 60% versus 40% respectively and the higher cost of manufacture associated with sample production.

Research and product development expenses were $7,484,000 in 1996, a 68% increase over $4,462,000 expended in 1995, while spending in 1995 was increased 76% over the $2,542,000 expended in 1994. The increasing expenditures year over year reflect the Company's increased activities in expanding its product pipeline and the establishment in 1996 of a research and development facility in Toronto.

Selling, general and administrative costs increased to $10,166,000 compared to $7,182,000 in 1995 and $6,359,000 in 1994. The year to year increases are primarily as a result of the hiring of key management personnel, the establishment of the Canadian sales operation in 1996 and 1995 and increased activities associated with the Company's manufacturing facilities.

Operating income of $23,606,000 was achieved in 1996 compared to operating income of $2,553,000 in 1995 and $2,525,000 in 1994. Canadian operations incurred losses of $6,153,000, $6,720,000, and $1,307,000 in each of 1996, 1995, and 1994, respectively. Operating income of $4,167,000, $2,571,000 and $2,225,000 in each of 1996, 1995 and 1994, respectively was earned by the Company's subsidiary in Switzerland through royalties earned on the Company's products. Puerto Rico and Barbados contributed operating income of $25,592,000 in 1996, $6,702,000 in 1995 and $1,607,000 in 1994. The increase in operating income in Puerto Rico and Barbados in 1996 and 1995 is due to Tiazac(R) sales.

Interest income was $392,000 in 1996, compared to interest expense of $99,000 in 1995 and $589,000 in 1994. Net interest income in 1996 was earned as a result of surplus cash and short-term deposits and lower rates on and levels of interest bearing debt as compared to 1995 and 1994.

There were no unusual items included in income for 1996. Included in income in 1995 and 1994 were non-operating items of $3,617,000 and $7,955,000 respectively. In 1995, the non-operating item was a gain resulting from proceeds from Hoechst in the sum of $7.5 million, less legal and other related expenses, with respect to a settlement of the Company's entitlement under the Rights Agreement. The 1994 non-operating item was recorded with respect to a gain on the settlement of debt whereby a company controlled by a director of Biovail assumed net indebtedness of $9,604,000 in exchange for 6,656,000 Common Shares of a former subsidiary, owned by the Company.

Income taxes in 1996, 1995 and 1994 in the amounts of $714,000, $201,000 and $430,000, respectively, relate primarily to the Company's foreign subsidiaries. The 1996 provision increased to $714,000 from $201,000 in 1995 and $430,000 in 1994, as a result of increased operating income. The 1995 provision included a reduction of income taxes relating to Biovail SA's operation in Switzerland due to a change in taxation law in that jurisdiction, effective January 1, 1995. No provision for income taxes was recorded in 1995 and 1994 with respect to gains on debt settlement and licensing settlement as tax losses from Canadian operations were sufficient to offset such gains in their entirety.

Income from operations of $23,284,000, or $0.92 per share, was achieved in 1996 compared to $2,253,000 in 1995 and $1,506,000 in 1994, or $0.09 and $0.07 per
share respectively. After taking into account unusual gains realized in 1995 and 1994, net income of $23,284,000 or $0.92 per share, in 1996 compares to $5,870,000 or $0.23 per share in 1995, and $9,461,000 or $0.43 per share in
1994.

Earnings per share have been calculated using the weighted average number of shares outstanding during each year and take into effect the 3 for 1 stock split completed in January, 1996.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operations was $25,251,000 in 1996 compared to $7,108,000 in 1995 and $2,316,000 in 1994. After taking into account changes in assets and liabilities, net cash flow from operating activities was a deficiency of $5,622,000 in 1996 compared to a positive cash contribution of $31,146,000 in 1995 and $2,555,000 in 1994. The deficiency in 1996 was primarily attributable to reductions in customer prepayments combined with increases in accounts receivable and inventories.

Net cash of $2,980,000 was used in financing activities in 1996 as compared to cash generated by financing activities of $261,000 and $380,000 in 1995 and 1994, respectively. The 1996 cash utilization was as a result of long-term debt repayments of $4,018,000, offset in part by issuance of Common Shares of $197,000, and increases in long-term debt of $841,000. In each of 1995 and 1994, cash generated by financing activities was primarily by means of increases in long-term debt and the issuance of shares, offset by debt repayments.

Net cash of $10,365,000 was used in 1996 for investing activities as compared to $10,502,000 in 1995 and $3,020,000 in 1994. Additions to fixed assets utilized cash of $6,692,000, $2,642,000 and $1,173,000 in 1996, 1995 and 1994,
respectively. The acquisition of product rights and intangibles required cash of $1,161,000 in 1996 and $2,617,000 in 1995. In 1996, the Company loaned
$2,512,000 to certain officers under its Executive Stock Purchase Plan, to acquire on the open market shares of the Company. Cash of $4,288,000 was utilized in 1995 to acquire the operating assets from Galephar Puerto Rico Inc., Limited. Completion of the acquisition of subsidiary companies utilized cash of $955,000 and $2,008,000 in 1995 and $151,000 in 1994.

As a result of the foregoing, the Company's cash position as at December 31, 1996 was $4,526,000 compared to $24,323,000 and $2,753,000 at December 31, 1995 and 1994, respectively.

The Company's long-term debt was $6,968,000 as at December 31, 1996 and $10,195,000 at December 31, 1995 and represents debt to equity ratio's of 0.2 and 0.7 to 1 respectively. The Company has available a line of credit of $10,950,000 for short-term financing, which was not utilized in 1996.

Biovail believes it has adequate capital and sources of financing to support its ongoing operational requirements. Furthermore, the Company believes it will be able to obtain long-term capital, if necessary, to support its growth objectives.

INFLATION

Inflation has not had a material impact on the Company's operations.

ITEM 10.   DIRECTORS AND OFFICERS OF THE COMPANY

The name, municipality of residence, their ages as of June 12, 1997, and position with the Company of each of the directors and executive officers are set forth below:

NAME                             AGE               POSITION
----                             ---               --------
Eugene N. Melnyk (1)             38                Chairman of the Board and
St. Philip, Barbados                               Director

Bruce D. Brydon                  50                President, Chief Executive Officer
Milton, Ontario, Canada                            and Director

Rolf K. Reininghaus              51                Senior Vice President and Director
Mississauga, Ontario, Canada

Mahmood Khan                     43                Senior Vice President,
Etobicoke, Ontario, Canada                         Chief Operating Officer and
                                                   Director

Kenneth C. Cancellara            50                Senior Vice President,
Toronto, Ontario, Canada                           General Counsel, Secretary and
                                                   Director

Robert A. Podruzny               49                Vice President Finance,
Scarborough, Ontario, Canada                       Chief Financial Officer, and
                                                   Director

Wilfred G. Bristow (1)           65                Director
Campbellville, Ontario, Canada

Roger Rowan                      44                Director
Toronto, Ontario, Canada

Robert Vujea                     72                Director
Grand Rapids, Michigan USA.

(1)   Member of the Audit Committee

Mr. Melnyk has been the Chairman of the Board, and a Director of the Company from the effective date of the Amalgamation, March 29, 1994. Prior to that time, he had been the Chairman of the Board of BCI since October 1991 and was instrumental in acquiring, financing and organizing the companies or businesses that comprised BCI. Mr. Melnyk also founded Trimel and served as its President and Chief Executive Officer from 1983 through July 1991.

Mr. Brydon has been the President and Chief Executive Officer of the Company since January 13, 1995 and a Director since May, 1995. Prior to joining the Company and since 1990 he had been President, Managing Director and Chairman of the Board of the Canadian Operations of Boehringer Mannheim. In the late 1980s Mr. Brydon served as President and CEO of Beiersdorf Canada.

Mr. Reininghaus has been a Senior Vice President and a Director of the Company from the effective date of the Amalgamation, March 29, 1994. Prior to that time, he had been the President, Chief Operating Officer and a Director of BCI since October 1991 and Executive Vice President and a Director of Trimel or its affiliates since November 1987. Prior to his employment by Trimel, Mr. Reininghaus was the Marketing Manager of the Canadian operations of Miles Pharmaceuticals, a division of Bayer AG.

Mr. Khan has been the Senior Vice President, Chief Operating Officer and a Director of the Company from January, 1996. Prior to that time he had been the Senior Vice President - Finance and Chief Financial Officer, Secretary and a Director of the Company from the effective date of the Amalgamation, March 29, 1994. Prior to that time, he had been the Vice President - Finance, Secretary and a Director of BCI since its inception and had been Vice President - Finance, Chief Financial Officer, Secretary and a Director of Trimel since September 1987. Prior to that time, Mr. Khan was a senior staff auditor with Pannell Kerr MacGillivray, Chartered Accountants.

Mr. Cancellara joined the Company as Senior Vice President and General Counsel in March, 1996, was appointed as Secretary of the Company in April, 1996, and has been a Director of the Company since May, 1995. Prior to joining the Company, Mr. Cancellara was a partner with the law firm of Cassels, Brock and Blackwell since 1980 where he served as chairman of the Executive Committee and managing partner for many years.

Mr. Podruzny joined the Company as Vice President, Finance and Chief Financial Officer in January, 1996 and was elected Director of the Company in June 1997. Mr. Podruzny came to Biovail from Browning-Ferris Industries Ltd. where he served as the Chief Financial Officer and as a Director of the Canadian operation from 1993 to 1995. From 1987 to 1992, Mr. Podruzny served as General Manager of the U.S. Health Promotion Division of MDS Health Group, a Toronto-based medical services company. Mr. Podruzny is a Chartered Accountant in Canada and holds an MBA in finance.

Mr. Bristow has been a Director of the Company from the effective date of the Amalgamation, March 29, 1994. Prior to that time, he had been a Director of BCI since January 1993. Mr. Bristow has been a senior investment advisor at Nesbitt Thompson Inc., a Canadian investment banking firm, since December 1991. From September 1975 to December 1991, he served as vice president and director of Richardson Greenshields of Canada, an investment banking firm. Mr. Bristow is currently a director of Conversion Industries, Inc., a merchant bank.

Mr. Rowan was elected a Director of the Company in June 1997. Mr. Rowan has been President and Chief Operating Officer of Watt Charmichael Inc., a private investment firm, since May, 1994. Prior thereto, Mr. Rowan was the Executive Vice President and Chief Operating Officer of Watt Charmichael since 1991.

Mr. Robert Vujea was elected a Director of the Company in June, 1997. Mr. Vujea has been President of R & D Chemical Corporation, a chemical manufacturer and distributor since 1974. Prior hereto, Mr. Vujea has held senior management positions within a number of companies including American Greeting Card Corporation, Cole National Corporation and Diverco Incorporated.

SCIENTIFIC ADVISORY BOARD

The Company's Scientific Advisory Board advises the Company on developments relevant to current and future forms of controlled release drug delivery system technology. The Scientific Advisory Board has significant experience in the areas of pharmaceutical chemistry, controlled release formulation development, international drug development, pharmacokinetics, polymer coatings, and U.S., Canadian and international drug approval process requirements. In addition, Scientific Advisory Board members consult with the Company on aspects of controlled drug release formulation planning and feasibility studies. While the Scientific Advisory Board holds formal meetings with the Company on a quarterly basis during the year, most of the members of the Scientific Advisory Board are also consultants to the Company and, accordingly, counsel and advise the Company on a continual basis throughout the year. Members of the Scientific Advisory Board include:

Arnold H. Beckett, O.B.E, B.Sc., Ph.D., D.Sc., Chairman of the Scientific Advisory Board, is the former Head of the School of Pharmacy and Director of Medicinal Chemistry, Kings College, University of London, 1959-1985. In addition to honourary degrees at such universities as the University of Heriot-Watt, Scotland, the University of Uppsala, Sweden, and Leuven, Belgium, Dr. Beckett was the Chairman of the Board of Pharmaceutical Sciences of the International Pharmaceutical Federation from 1970-1980 and President of the Royal Pharmaceutical Society from 1981-1982. Dr. Beckett is currently a member of the Medical Commission of the International Olympic Committee and Chairman of the International Tennis Federation Medical Commission. Dr. Beckett founded the National Drug Control and Teaching Centre in the United Kingdom. Dr. Beckett has published over 400 papers in the areas of pharmaceutical and medicinal chemistry and has played a major role in the establishment of drug release technology.

Shrikant V. Dighe, Ph.D., M.Sc., B.Sc., is a pharmaceutical consultant in Bethesda, Maryland. He has more than 30 years of experience as research scientist, review scientist and scientific manager. Dr. Dighe has had twenty years with the Food and Drug Administration (FDA). He has a broad scientific expertise in medicinal and organic chemistry, biopharmaceutics, pharmacokinetics, analytical chemistry and instrumental analysis, pharmacology and statistics. Dr. Dighe is skilled in setting up and implementing division policies; evaluating, editing and writing scientific reports; and supervising and coordinating review activities of scientific reviewers. He has represented the FDA at various national and international forums, made numerous presentations at national and international meetings and symposia. Dr. Dighe has published a number of scientific articles, prepared over one hundred guidance documents and jointly edited three books.

Norman W. Lavy, M.D., F.A.C.P., is a private consultant in pharmaceutical research and medical and regulatory affairs based in Westfield, New Jersey. Among his clients have been the National Institute on Drug Abuse, leading and start-up biotechnology companies, other consulting firms, over-the-counter drug firms and several of the world's largest pharmaceutical companies. Dr. Lavy graduated from The Johns Hopkins University and the University of Maryland School of Medicine. He served an internal medicine residency and post-doctoral fellowships before joining E.R. Squibb & Sons in 1966. For 15 years, ending in 1987, he headed Squibb's Drug Regulatory Affairs department, the last ten years as Vice-President. He has served on the Commission on the Federal Drug Approval Process, as a member of the Scientific Advisory Committee of the Pharmaceutical Manufacturers Association Foundation, as Chairman of the Pharmaceutical Manufacturers Association, Medical Section, and as a Vice-President of the American Society for Clinical Pharmacology and Therapeutics. Dr. Lavy is a Fellow of the American College of Physicians.

Herbert A. Lieberman, B.S. Chem., B.S. Pharm., M.A., M.S., Ph.D., is the President of his own business, H.H. Lieberman Associates, a private pharmaceutical consulting firm. Dr. Lieberman was with the Consumer Products Research Group of the Warner-Lambert Company for over 24 years, holding various senior research and executive positions. Prior to that time, he was a Senior Research Pharmacist at Wyeth Laboratories and held a teaching position in Chemistry at Columbia University, College of Pharmacy. Dr. Lieberman has edited 16 textbooks on industrial pharmacy, including "Pharmaceutical Dosage Forms:
Disperse Systems" and, most recently, "Parenteral Medications." He is a Fellow of the Academy of Pharmaceutical Sciences, the American Academy of Pharmaceutical Scientists and the American Foundation for Pharmaceutical Education.

ITEM 11.   COMPENSATION OF DIRECTORS AND OFFICERS

The following table sets forth the compensation information for each of the last three fiscal years for the Chief Executive Officer and the four other most highly compensated executive officers of the Company who served as executive officers at the end of 1996 ("Named Executive Officers"). This information includes the dollar value of base salaries, performance bonus awards, long-term incentive compensation payments, and certain other compensation.

                           SUMMARY COMPENSATION TABLE

                                                  ANNUAL COMPENSATION                 LONG TERM COMPENSATION
                                            --------------------------------   ------------------------------------
                                                                                        AWARDS            PAYMENTS
                                                                               -----------------------    ---------
                                                                    OTHER       SECURITIES  RESTRICTED
                                                                   ANNUAL         UNDER      SHARES OR                ALL OTHER
                                                                   COMPEN-       OPTIONS    RESTRICTED      LTIP       COMPEN-
        NAME AND                            SALARY                SATION (4)   GRANTED (5)  SHAREUNITS    PAYOUTS    SATION (4)
   PRINCIPAL POSITION              YEAR     (U.S.$)    (U.S.$)     (U.S.$)         (#)       (U.S.$)       (U.S.$)     (U.S.$)
------------------------           ----     -------    -------    ----------   -----------  -----------   ---------   ---------
Eugene N. Melnyk ................  1996     343,148          -           -             -          -              -          -
Chairman of the Board              1995     313,969          -           -       345,000          -              -          -
                                   1994     278,454          -           -       180,000          -              -          -

Bruce D. Brydon (1) (2) .........  1996     131,328          -           -             -          -              -          -
President and Chief                1995     113,480          -           -       270,000          -        287,279          -
Executive Officer                  1994           -          -           -             -          -              -          -

Kenneth Cancellara (1)(3) .......  1996     150,718          -           -             -          -              -          -
Senior Vice President              1995           -          -           -       210,000          -        160,640          -
and General Counsel                1994           -          -           -             -          -              -          -

Rolf Reininghaus (1) ............  1996     131,784          -           -             -          -              -          -
Senior Vice-President              1995     131,800     11,089           -       105,000          -              -          -
                                   1994     118,101     10,356           -       150,000          -              -          -

Mahmood Khan (1) ................  1996     124,241          -           -             -          -              -          -
Senior Vice-President and          1995     124,854     11,580           -       105,000          -              -          -
Chief Operating Officer            1994     110,188     10,814           -       150,000          -              -          -


(1) The amount of compensation paid to the Named Executive Officers, other than Mr. Melnyk was determined and paid by the Company. These amounts were paid in Canadian dollars and, for the purposes of this table, converted to U.S. dollars at the respective year end rates of exchange as follows: 1996 - .7296; 1995 - .7332; and 1994 - .7134.

(2) Mr. Brydon was announced as President and Chief Executive Officer of the Company January 13, 1995 and assumed the responsibilities of the position full-time, effective March 20, 1995.

(3) Mr. Cancellara joined the Company as Senior Vice President and General Counsel on March 18, 1996 and has been a director of the Company since 1995.

(4) Perquisites and other personal benefits for Named Executive Officers did not exceed the minimum threshold disclosure level in 1996.

(5) The options were granted under the Company's Stock Option Plan, as amended, established in 1993. All options are for the purchase of common shares of the Company and are for a term of 5 years. The options become exercisable as to a maximum of 33 1/3% on each of the first, second and third anniversaries of the date of grant, based on the achievement of predetermined benchmarks, except for 120,000 options granted to Mr. Melnyk on January 15, 1995, which become exercisable on the second anniversary date of the grant.

EMPLOYMENT AGREEMENTS

Eugene Melnyk, as Chairman of the Board of the Company, pursuant to a Management Agreement, effective February 1, 1992, receives annual compensation for services in the amount of $362,363, which amount is subject to 10% annual increases during the term of the Management Agreement, and is reimbursed for business related expenses. The Management Agreement will continue automatically for renewal periods of one year unless terminated by either party upon prior written notice.

Bruce Brydon, as President and Chief Executive Officer and Director, pursuant to an Employment Agreement made as of January 13, 1995, receives an annual salary of CDN $168,000 during the term of the Employment Agreement, as well as reimbursement of business related expenses and an automobile allowance.

Kenneth Cancellara, as Senior Vice President, General Counsel and Director, pursuant to an Employment Agreement made as of January 10, 1996, receives an annual salary of CDN $250,000, subject to a cost of living adjustment, reimbursement of business expenses and an automobile allowance during the term of the Employment Agreement which has a term of five years, expiring in March, 2001 and thereafter is terminable by the Company upon six months' written notice and is terminable by Mr. Cancellara upon 90 days' prior notice.

Rolf Reininghaus, as Senior Vice President and Director, pursuant to an Employment Agreement made as of February 1, 1992, as amended, receives an annual salary of CDN $169,361, subject to a cost of living adjustment, a bonus at the discretion of the Board of Directors, as well as reimbursement of business expenses and an automobile allowance during the term of the Employment Agreement, which is terminable by the Company upon one year's written notice and is terminable by Mr. Reininghaus upon two months' prior written notice.

Mahmood Khan, as Senior Vice President, Chief Operating Officer and Director, pursuant to an Employment Agreement made as of February 1, 1992, as amended, receives an annual salary of CDN $159,174, which amount is subject to up to 10% annual increases, during the term of the Employment Agreement, a bonus at the discretion of the Board of Directors, as well as reimbursement of business related expenses and an automobile allowance.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Company maintains insurance for the benefit of its Directors and Officers against certain liabilities incurred by them in their capacity as directors or officers of the Company or its subsidiaries. During the 1996 fiscal year the premiums in respect of such insurance were in the approximate aggregate amount of $20,000.

REMUNERATION OF DIRECTORS

Certain directors who are not officers or employees of the Company receive an annual fee of $2,900 and a participation fee of $370 for each meeting of the Board of Directors attended. All directors have been reimbursed for expenses incurred in connection with attending Board of Directors meetings. Directors of the Company have been granted stock options for serving as a Director pursuant to the terms of the Company's stock option plan referred to below in item 12. During 1996, one of the seven directors who was not an officer of the Company exercised his options to purchase 39,999 Common Shares at $3.18 per share.

No stock options were granted to any director of the Company in 1996.

COMPENSATION COMMITTEE

The Company does not have a compensation committee. The duties of such a committee are carried out by the Board of Directors. The Board of Directors meets on compensation matters as and when required with respect to executive compensation.

PENSION PLAN

The Company does not maintain a pension plan for its employees, officers or directors.

ITEM 12.   OPTIONS TO PURCHASE SECURITIES FROM THE COMPANY OR SUBSIDIARIES

STOCK OPTION PLAN

Under the Company's Stock Option Plan, as amended, (the "Plan") established in 1993 and approved by the shareholders at the Special Meeting held on March 28, 1994, the Company may grant to directors, officers, key employees, consultants and advisors, options to purchase Common Shares of the Company. The purpose of the Plan is to provide incentives to certain of the Company's directors, officers, key employees, consultants and advisors. The aggregate number of shares reserved for issuance under the Plan shall not exceed 4,500,000 Common Shares. The number of shares reserved for issuance to any one person under the Plan together with shares which that person may acquire under any similar plan of the Company may not exceed 5% of the total issued and outstanding Common Shares. Under the Plan, the Company designates the maximum number of shares that are subject to an option. The exercise price per share of an option is the fair market value of the share at the date of grant as determined by the Company, less the applicable discount, if any, as determined by the Company. Such discount may not exceed the maximum discount permitted under applicable legislation or stock exchange rules.

As at December 31, 1996, the Company has granted an aggregate of 2,751,000 options outstanding at exercise prices ranging from CDN $1.00 to U.S. $34.75 per share.

There were no stock options granted to the Named Executive Officers in 1996.

The following table provides information on the aggregate holdings at the end of 1996 of options by the Named Executive Officers.


        AGGREGATE OPTIONS EXERCISED IN LAST FISCAL YEAR AND OPTION VALUES

                                                                      Unexercised         Value of Unexercised
                                                                   Options at Fiscal      in-the-Money Options
                              Securities           Aggregate           Year-End              Fiscal Year-End
                              Acquired on           Value             Exercisable/             Exercisable/
                                Exercise           Realized          Unexercisable          Unexercisable (1)
      Name                         (#)              (U.S.$)                (#)                    (U.S.$)
------------------            -----------          ---------       -----------------      --------------------
Eugene Melnyk ................          -                   -        690,000/345,000      16,743,170/9,049,550
Bruce Brydon .................          -                   -         90,000/150,000         2,087,100/844,500
Kenneth C. Cancellara ........          -                   -         70,196/120,004         741,362/1,018,490
Rolf Reininghaus .............          -                   -        180,000/105,000         4,240,512/591,150
Mahmood Khan .................          -                   -        240,000/105,000         5,734,536/591,150

(1) Value of unexercised in-the-money options calculated using the closing price of common shares of the Company, on the New York Stock Exchange on December 31, 1996 (U.S. $25.63), less the exercise price of in-the-money options.

PERFORMANCE GRAPH

The following graph compares the yearly percentage change in the cumulative shareholder return on the Company's common shares ("BVF") compared to the cumulative total return of the Toronto Stock Exchange 300 Index for the past five years, assuming CDN $100 investment on December 31, 1991.




                                     [GRAPH]




As at December 31,       1991     1992     1993     1994     1995      1996
------------------      ------    -----   ------   ------  --------  --------
Biovail Common .......  100.00    55.26    57.89   113.16  1,102.63  1,100.53
TSE 300 Index ........  100.00    98.57   130.65   130.42    149.37    191.71

ITEM 13.   INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

INDEBTEDNESS OF EXECUTIVE OFFICERS

In 1996, the Company authorized the making of loans to its Chairman and executive officers, as named in the table set forth below; to finance the acquisition of shares of the Company on the open market. These loans are secured by the shares and bear interest at 1/4% over the bank prime rate, equal to the Company's rate of borrowing. The loans are due on the earlier of termination of employment or December 31, 1997.

             TABLE OF INDEBTEDNESS UNDER EXECUTIVE STOCK PURCHASE PLAN

                                                                                           FINANCIALLY
                                                        LARGEST            AMOUNT           ASSISTED
                                                         AMOUNT          OUTSTANDING       SECURITIES
                                     INVOLVEMENT      OUTSTANDING           AS AT           PURCHASED
NAME AND PRINCIPAL                    OF ISSUER       DURING 1996        MAY 9, 1997       DURING 1996     SECURITY FOR
     POSITION                       OR SUBSIDIARY       (U.S. $)           (U.S. $)            (#)         INDEBTEDNESS
--------------------                -------------     -----------        -----------       -----------     ------------
Eugene N. Melnyk .................        Lender            418,589          426,038          14,800             14,800
Chairman                                                                                                  Common Shares

Bruce D. Brydon ..................        Lender            418,589          426,038          14,900             14,900
President and Chief                                                                                       Common Shares
Executive Officer

Kenneth C. Cancellara ............        Lender            418,589          426,038          14,900             14,900
Senior Vice President                                                                                     Common Shares
and General Counsel

Rolf Reininghaus .................        Lender            418,589          426,038          14,900             14,900
Senior Vice President                                                                                     Common Shares

Mahmood Khan .....................        Lender            418,589          426,038          14,900             14,900
Senior Vice President                                                                                     Common Shares
and Chief Operating Officer

Robert A. Podruzny ...............        Lender            418,589          426,038          14,900             14,900
Vice President, Finance and                                                                               Common Shares
Chief Financial Officer



                                     PART II

Item 14.   (Not Applicable)


                                    PART III

Item 15.   (Not Applicable)

Item 16.   (Not Applicable)

                                     PART IV


ITEM 17.   FINANCIAL STATEMENTS

The financial statements filed as part of this Annual Report are listed in Item 19 - Financial Statements and Exhibits.

All financial statements herein, are stated in accordance with generally accepted accounting principles in Canada and have been reconciled to United States GAAP.


ITEM 18.   FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 17.


ITEM 19.   FINANCIAL STATEMENTS AND EXHIBITS

The following financial statements and exhibits are filed as part of this Annual
Report:

A.    FINANCIAL STATEMENTS

      - Consolidated Balance Sheets of the Company as at December 31, 1996 and 1995.

      - Consolidated Statements of Income and Retained Earnings (Deficit) for the years ended December 31, 1996, 1995 and 1994.

      - Consolidated Statements of Cash Flows for the years ended December 31, 1996, 1995 and 1994.

      -     Notes to the Consolidated Financial Statements.

B.    EXHIBITS ALREADY FILED IN PREVIOUS YEARS.


EXHIBIT
NUMBER
-------
2.9               -  Amalgamation Agreement between Trimel Corporation and
                     Biovail Corporation International dated January 12, 1994.**

3.3               -  Articles of Amalgamation of the Registrant.**

3.4               -  By-Laws of the Registrant.**

4.1               -  Specimen Certificate for Common Stock.**

10.104A           -  1993 Stock Option Plan as amended.+++

10.132            -  Settlement Agreement between Biovail Corporation
                     International and Robert Goldman dated January 24, 1995.+

10.133            -  Letter Agreement between the Bank of Nova Scotia and
                     Biovail Corporation International dated March 23, 1995.+

10.135            -  Letter Agreement outlining terms of litigation settlement between Cassels, Brock & Blackwell on behalf of Biovail Corporation International and Lerner & Associates on behalf of Ian W. French dated April 13, 1995.+

10.136            -  Amendment to Financing proposal from Western Economic
                     Diversification Canada dated April 20, 1995.+

10.137            -  Settlement Agreement and release between Biovail
                     Corporation International, Hoechst-Aktiengesellschaft and Hoechst-Roussel Pharmaceuticals Inc. dated April 28, 1995.+

10.138             - Offer to Purchase of Forest Laboratories, Inc. dated
                     September 18, 1995 Filed as Exhibit 1++

10.139             - Investment Agreement by and among Forest Laboratories,
                     Inc., Biovail Corporation International, Eugene Melnyk, Trimel (Canada) Inc. and Royal Healthcare Investment Corporation dated September 11, 1995
                     Filed as Exhibit 2++

10.140            -  License Agreement between Forest Laboratories, Inc. and
                     Biovail Corporation International
                     Filed as Exhibit 4++

EXHIBIT
NUMBER
-------
10.141            -  Option Agreement between Forest Laboratories, Inc. and
                     Biovail Corporation International
                     Filed as Exhibit 5++

10.142            -  Supply Agreement between Forest Laboratories, Inc. and
                     Biovail Laboratories, Inc.
                     Filed as Exhibit 6++

10.143            -  Registration Rights Agreement between Forest Laboratories,
                     Inc. and Biovail Corporation International as of September 11, 1995.
                     Filed as Exhibit 7++

10.144            -  Performance Guarantee Agreement between Biovail Corporation
                     International and Forest Laboratories, Inc.
                     Filed as Exhibit 8++

21.1              -  Subsidiaries of the Registrant.**


C. EXHIBITS FILED PREVIOUSLY THIS YEAR.

No exhibits were filed.

D. EXHIBITS FILED WITH THIS SUBMISSION

No exhibits were filed.

                  ** Incorporated by reference to Registrant's registration
                     statement on Form F-4, Registration Statement No. 33-74120

                  + Incorporated by reference to Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 1994, file no. 011-11145.

                  ++ Incorporated by reference to Registrant's Schedule 14D-9 filing dated September 18, 1995.

                  +++Incorporated by reference to Registrantis Annual Report on
                     Form 20-F for the fiscal year ended December 31, 1995, file no. 011-111454

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.




                        BIOVAIL CORPORATION INTERNATIONAL



                               /s/ Robert Podruzny
                               --------------------------------------
                               Robert A. Podruzny
                               Vice President, Finance and
                               Chief Financial Officer




DATE: JUNE 25, 1997

                        BIOVAIL CORPORATION INTERNATIONAL

                          INDEX TO FINANCIAL STATEMENTS

                                                                                                          PAGE
                                                                                                          ----
Report of Management ......................................................................              F - 2
Independent Auditors' Report ..............................................................              F - 3
Consolidated Balance Sheets as at December 31, 1996 and 1995 ..............................              F - 4
Consolidated Statements of Income and Retained Earnings (Deficit) for each of the years
   in the three year period ended December 31, 1996 .......................................              F - 5
Consolidated Statements of Cash Flows for each of the years
   in the three year period ended December 31, 1996 .......................................              F - 6
Notes to the Consolidated Financial Statements ............................................    F - 7 to F - 17

                              REPORT OF MANAGEMENT

The Company's management is responsible for preparing the accompanying consolidated financial statements in conformity with accounting principles generally accepted in Canada. The effect of the application of accounting principles generally accepted in the United States is described in the notes to consolidated financial statements. In preparing these consolidated financial statements, management selects appropriate accounting policies and uses its judgment and best estimates to report events and transactions as they occur. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Financial data included throughout this Annual Report is prepared on a basis consistent with that of the financial statements.

The Company maintains a system of internal accounting controls designed to provide reasonable assurance, at a reasonable cost, that assets are safeguarded and that transactions are executed and recorded in accordance with the Company's policies for doing business. This system is supported by written policies and procedures for key business activities; the hiring of qualified, competent staff; and by a continuous planning and monitoring program.

Deloitte & Touche has been engaged by the Company's shareholders to audit the consolidated financial statements. During the course of their audit, Deloitte & Touche reviewed the Company's system of internal control to the extent necessary to render their opinion on the consolidated financial statements.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out the responsibility principally through its Audit Committee. The majority of the members of the Audit Committee are outside Directors. The Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the external auditors. Deloitte & Touche has full and free access to the Audit Committee.

Management acknowledges its responsibility to provide financial information that is representative of the Company's operations, is consistent and reliable, and is relevant for the informed evaluation of the Company's activities.




/s/ Eugene N. Melnyk                    /s/ Robert A. Podruzny
-------------------------------         -------------------------------
    Eugene N. Melnyk                        Robert A. Podruzny
    Chairman of the Board                   Vice President, Finance and
                                            Chief Financial Officer

                                AUDITORS' REPORT

To the Board of Directors and Shareholders of BIOVAIL CORPORATION INTERNATIONAL

We have audited the consolidated balance sheets of Biovail Corporation International as at December 31, 1996 and 1995 and the consolidated statements of income and retained earnings (deficit) and of cash flows for each of the years in the three year period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1996 and 1995 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 1996 in accordance with generally accepted accounting principles in Canada.




/s/ DELOITTE & TOUCHE
-------------------------
    DELOITTE & TOUCHE
    Chartered Accountants

Toronto, Canada
February 21, 1997

                        BIOVAIL CORPORATION INTERNATIONAL

                           CONSOLIDATED BALANCE SHEETS

                        As at December 31, 1996 and 1995
         (All dollar amounts are expressed in thousands of U.S. dollars)

                                                           1996          1995
                                                         --------      --------
ASSETS
CURRENT
   Cash and short-term deposits ....................     $  4,526      $ 24,323
   Accounts receivable (Note 5) ....................       10,364         6,379
   Inventories (Note 6) ............................        8,134         3,868
   Executive stock purchase plan loans (Note 7) ....        2,512            --
   Deposits and prepaid expenses ...................        1,063           176
                                                         --------      --------
                                                           26,599        34,746
FIXED ASSETS, net (Note 8) .........................       24,819        19,910
OTHER ASSETS, net (Note 9) .........................        7,188         6,211
                                                         --------      --------
                                                         $ 58,606      $ 60,867
                                                         ========      ========
LIABILITIES
CURRENT
   Accounts payable ................................     $  5,468      $  5,628
   Accrued liabilities .............................        1,738         3,043
   Income taxes payable ............................          808           968
   Customer prepayments (Note 10) ..................        6,681        22,167
   Current portion of long-term debt (Note 11) .....        2,298         2,244
                                                         --------      --------
                                                           16,993        34,050
CUSTOMER PREPAYMENTS (Note 10) .....................           --         4,274
LONG-TERM DEBT (Note 11) ...........................        4,670         7,951
                                                         --------      --------
                                                           21,663        46,275
                                                         --------      --------
SHAREHOLDERS' EQUITY
   Share capital (Note 12) .........................       14,614        14,489
   Retained earnings (deficit) .....................       22,712          (572)
   Cumulative translation adjustment ...............         (383)          675
                                                         --------      --------
                                                           36,943        14,592
                                                         --------      --------
                                                         $ 58,606      $ 60,867
                                                         ========      ========

The accompanying notes are an integral part of the consolidated financial statements

On behalf of the Board:




/s/ Eugene N. Melnyk                    /s/ Bruce D. Brydon
-----------------------------------     -----------------------------------
    Eugene N. Melnyk                        Bruce D. Brydon
    Chairman of the Board                   Director, President and Chief
                                            Executive Officer

                        BIOVAIL CORPORATION INTERNATIONAL

        CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS (DEFICIT)

              For the years ended December 31, 1996, 1995 and 1994
    (All dollar amounts except per share data are expressed in thousands of
                                 U.S. dollars)

                                                    1996             1995             1994
                                                ------------     ------------     ------------
REVENUE
   Contract ................................    $      4,374     $      4,333     $      3,909
   Manufacturing ...........................          54,313            7,915            4,975
   Royalty and licensing ...................           7,743            7,396            7,680
                                                ------------     ------------     ------------
                                                      66,430           19,644           16,564
                                                ------------     ------------     ------------
EXPENSES
   Cost of contract revenue ................           3,417            2,732            3,036
   Cost of manufactured goods sold .........          21,757            2,715            2,102
   Research and product development ........           7,484            4,462            2,542
   Selling, general and administrative .....          10,166            7,182            6,359
                                                ------------     ------------     ------------
                                                      42,824           17,091           14,039
                                                ------------     ------------     ------------
OPERATING INCOME ...........................          23,606            2,553            2,525
INTEREST INCOME (EXPENSE), net (Note 11) ...             392              (99)            (589)
GAIN ON LICENSING SETTLEMENT (note 17) .....              --            3,617               --
GAIN ON DEBT SETTLEMENT (Note 3) ...........              --               --            7,955
                                                ------------     ------------     ------------
INCOME BEFORE INCOME TAXES .................          23,998            6,071            9,891
PROVISION FOR INCOME TAXES (Note 14) .......             714              201              430
                                                ------------     ------------     ------------
NET INCOME .................................          23,284            5,870            9,461
DEFICIT, BEGINNING OF YEAR .................            (572)          (6,442)         (15,903)
                                                ------------     ------------     ------------
RETAINED EARNINGS (DEFICIT), END OF YEAR ...    $     22,712     $       (572)    $     (6,442)
                                                ============     ============     ============
EARNINGS PER SHARE (Note 13) ...............    $       0.92     $       0.23     $       0.43
                                                ============     ============     ============
WEIGHTED AVERAGE NUMBER OF
   COMMON SHARES OUTSTANDING (Note 13) .....      25,378,000       24,993,000       21,850,000
                                                ============     ============     ============


The accompanying notes are an integral part of the consolidated financial statements

                        BIOVAIL CORPORATION INTERNATIONAL

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

              For the years ended December 31, 1996, 1995 and 1994
         (All dollar amounts are expressed in thousands of U.S. dollars)

                                                           1996         1995        1994
                                                         --------     --------     -------
NET INFLOW (OUTFLOW) OF CASH RELATED
   TO THE FOLLOWING ACTIVITIES

OPERATING
   Net income for the year ..........................    $ 23,284     $  5,870     $ 9,461
   Depreciation and amortization ....................       1,967        1,238         810
   Gain on debt settlement (Note 3) .................          --           --      (7,955)
                                                         --------     --------     -------
                                                           25,251        7,108       2,316
   Change in non-cash operating items (Note 16) .....     (30,873)      24,038         239
                                                         --------     --------     -------
                                                           (5,622)      31,146       2,555
                                                         --------     --------     -------
INVESTING
   Additions to fixed assets, net ...................      (6,692)      (2,642)     (1,173)
   Purchase of product rights
     and intangibles, net (Note 9) ..................      (1,161)      (2,617)         --
   Executive stock purchase plan loans (Note 7) .....      (2,512)          --          --
   Business acquisition (Note 4) ....................          --       (4,288)         --
   Additional consideration with respect to
      the acquisition of subsidiary companies and
      non-controlling interest therein (Note 4) .....          --         (955)     (2,008)
   Investments and advances .........................          --           --         161
                                                         --------     --------     -------
                                                          (10,365)     (10,502)     (3,020)
                                                         --------     --------     -------
FINANCING
   Issuance of share capital (Note 12) ..............         197          702          62
   Increase in long-term debt .......................         841        2,852         367
   Reduction in long-term debt ......................      (4,018)      (3,293)        (49)
                                                         --------     --------     -------
                                                           (2,980)         261         380
                                                         --------     --------     -------
EFFECT OF EXCHANGE RATE
   CHANGES ON CASH ..................................        (830)         599         151
                                                         --------     --------     -------
(DECREASE) INCREASE IN CASH .........................     (19,797)      21,504          66
CASH AND SHORT-TERM DEPOSITS,
   BEGINNING OF YEAR ................................      24,323        2,819       2,753
                                                         --------     --------     -------
CASH AND SHORT-TERM DEPOSITS,
   END OF YEAR ......................................    $  4,526     $ 24,323     $ 2,819
                                                         ========     ========     =======

The accompanying notes are an integral part of the consolidated financial statements

                        BIOVAIL CORPORATION INTERNATIONAL

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   (Tabular amounts in thousands of U.S. dollars except number of shares and per share data)

1.   GOVERNING STATUTE

     Biovail Corporation International (the "Company"), was amalgamated effective March 29, 1994 (See Note 3) under the laws of the province of Ontario.

2.   SIGNIFICANT ACCOUNTING POLICIES

     The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. The financial statements differ in certain respects from generally accepted accounting principles in the United States, as described in Note 19.

     PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and those of all its subsidiaries. All significant intercompany transactions and balances have been eliminated.

     USE OF ESTIMATES

     In preparing the Company's financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     The estimated fair value of all financial assets and liabilities approximates their carrying values at December 31, 1996. Fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties.

     REVENUE RECOGNITION

     Revenue from contract research activities is recognized using the percentage of completion method based upon the stage of the project or the amount of time spent on the project.

     Revenue from the sale of manufactured products is recognized when the product is shipped to the customer.

     Royalty revenue is recognized on an accrual basis in accordance with the contractual agreements with third parties and is net of amounts payable to sublicensees.

     Licensing revenue is recognized at the date the license is granted unless there are specific events which must be completed under the terms of the licensing agreement in which case a portion of the revenue is recognized upon the completion of each specific event.

     INVENTORIES

     Raw materials are valued at the lower of cost and replacement cost. Work in process and finished goods are valued at the lower of cost and net realizable value. Cost is determined on the first-in, first-out basis.

     FIXED ASSETS AND RELATED DEPRECIATION

     Fixed assets are recorded at cost. Annual rates and basis of depreciation applied to depreciate the cost of fixed assets over their estimated useful lives using the straight line basis are as follows:

         Buildings ...........................................          25 years
         Machinery and equipment .............................      5 - 10 years
         Other equipment .....................................       3 - 5 years
         Leasehold improvements ..............................     term of lease

     INTANGIBLE ASSETS

     Goodwill and product rights are amortized on a straight-line basis over the estimated lives of the assets, 16 to 20 years. Goodwill and product rights are evaluated periodically, based on estimated future cash flows computed on a discounted basis and if conditions warrant, an impairment valuation is provided.

     RESEARCH AND PRODUCT DEVELOPMENT

     Research and product development costs, net of any investment tax credits, are charged to earnings in the year in which they are incurred.

     REPORTING CURRENCY AND FOREIGN CURRENCY TRANSLATIONS

         REPORTING CURRENCY

         The Company reports its financial statements in U.S. dollars, while the currency of measurement for the Company's operations varies depending upon location.

         FOREIGN CURRENCY TRANSACTIONS

         Monetary assets and liabilities are translated at the rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are translated at historic rates. Revenue and expenses are translated at the average rate of exchange for the year. Exchange gains and losses are included in earnings except for unrealized gains or losses on long-term debt which are deferred and amortized over the term of the debt.

         SELF-SUSTAINING FOREIGN SUBSIDIARIES

         Assets and liabilities of self-sustaining foreign subsidiaries are translated at the rate of exchange in effect at the balance sheet date. Revenue and expenses are translated at the average rate of exchange for the year. Gains or losses arising on the translation of financial statements of self-sustaining foreign subsidiaries are deferred and included as a separate component of shareholders' equity. The net change in the cumulative translation adjustment balance in the years presented is primarily due to fluctuations in the exchange rate in respect to the Swiss Franc.

     CUSTOMER PREPAYMENTS

     Amounts received from customers as prepayments for goods or services to be provided in the future are recorded on the balance sheet as customer prepayments. When the goods or services are provided at a future date, they are billed to the customer at contractual rates. Accounts receivable on these billings are recorded net of that portion that relates to the prepayments received, which amount is recorded as a reduction to customer prepayments.

     1995 AND 1994 FIGURES

     Certain of the 1995 and 1994 figures have been reclassified to conform to the 1996 presentation.

3.   AMALGAMATION AND DEBT ASSUMPTION AGREEMENTS

     The Company was formed on the amalgamation of its predecessor companies, Trimel Corporation ("Trimel") and its then subsidiary, Biovail Corporation International ("BCI"), effective March 29, 1994. Concurrent with the amalgamation, certain indebtedness of Trimel was transferred to a company controlled by a director of the Company in exchange for shares of BCI. This transaction resulted in a gain on settlement of debt in 1994 of $7,955,000.

     Since virtually all of the assets of the amalgamated company were those of BCI prior to the amalgamation, in substance no change in the ownership interests of the respective shareholder took place. Accordingly, the transaction has been accounted for based on the carrying amounts of BCI's assets and liabilities prior to the amalgamation.

4.   BUSINESS ACQUISITIONS

     ACQUISITION OF OPERATING ASSETS OF GALEPHAR PUERTO RICO INC., LIMITED

     Effective September 13, 1995, a subsidiary of the Company acquired the operating assets of Galephar Puerto Rico Inc., Limited ("Galephar"), a drug delivery company specializing in the development of controlled release products. This acquisition has been accounted for using the purchase method and the net assets acquired at the fair value assigned thereto and consideration paid is as follows:

         Fixed assets ......................................            $ 3,743
         Working capital deficiency ........................               (415)
         Goodwill ..........................................                960
                                                                        -------
         Net assets acquired ...............................            $ 4,288
                                                                        =======
         Cash consideration paid ...........................            $ 4,288
                                                                        =======

     The historical operations of Galephar, when compared to the historical operations of Biovail, were not significant.

     ACQUISITION OF BIOVAIL SA AND BIOSYTES N.V.

     Pursuant to a 1991 agreement relating to the purchase of a majority interest in Biovail SA and Biosytes N.V., the remaining interest in these subsidiaries was acquired effective January 1, 1994, for consideration of $2,963,000, of which $2,008,000 was paid in 1994, and the remaining $955,000 paid in 1995. This transaction resulted in the recording of additional goodwill of $1,947,000 in 1994, being the amount of additional consideration paid in excess of the net book value of the non-controlling interests acquired.

5.   ACCOUNTS RECEIVABLE

                                                            1996            1995
                                                         -------          ------
         Trade and royalties ..................          $ 8,082          $5,656
         Other receivables ....................            2,282             723
                                                         -------          ------
                                                         $10,364          $6,379
                                                         =======          ======

     Other receivables comprise primarily amounts relating to refundable withholding taxes, goods and service tax, and customs and duties.

6.   INVENTORIES

                                                          1996              1995
                                                        ------            ------
         Raw materials .....................            $4,212            $1,460
         Work in process ...................             3,922             2,408
                                                        ------            ------
                                                        $8,134            $3,868
                                                        ======            ======

7.   EXECUTIVE STOCK PURCHASE PLAN LOANS

     Executive stock purchase plan loans as at December 31, 1996 comprise loans of $2,512,000 made to finance the acquisition of shares of the Company on the open market by executive officers. These loans are secured by the shares, bear interest at 1/4% over the bank prime rate, equal to the Company's rate for borrowings, and are due on December 31, 1997.

8.   FIXED ASSETS

                                                                     1996                          1995
                                              ---------------------------    --------------------------
                                                              ACCUMULATED                   Accumulated
                                                 COST        DEPRECIATION       Cost       Depreciation
                                              ---------------------------    --------------------------
         Land ............................    $ 1,314             $    --    $ 1,314            $    --
         Buildings .......................     15,834               1,649     14,511              1,103
         Machinery and equipment .........     10,024               2,002      6,340              1,444
         Other equipment
           and leasehold improvements ....      2,369               1,071      1,055                763
                                              -------             -------    -------            -------
                                              $29,541             $ 4,722    $23,220            $ 3,310
         Less accumulated depreciation ...      4,722                          3,310
                                              -------             =======    -------            =======
                                              $24,819                        $19,910
                                              =======                        =======

9.   OTHER ASSETS

                                                            1996            1995
                                                          ------          ------
         Goodwill, net .........................          $3,377          $3,594
         Product rights, net ...................           3,619           2,617
         Other .................................             192              --
                                                          ------          ------
                                                          $7,188          $6,211
                                                          ======          ======

10.  CUSTOMER PREPAYMENTS

     Effective September 18,1995, the Company entered into a 16 year license and supply agreement with Forest Laboratories Inc. ("Forest") whereby Forest markets the Company's once-daily controlled release formulation of diltiazem (Tiazac(R)) in the United States, for which the Company will receive royalty and manufacturing revenues. The agreement required Forest to advance to the Company non-refundable payments of $20,000,000 which are being applied based on a pre-determined formula, against amounts owing by Forest for the purchase of Tiazac(R).

     The agreement also provides for additional prepayments by Forest applicable to on-going purchases of Tiazac(R). These prepayments are required to be made by Forest at the time of issue of each purchase order in accordance with the terms of the agreement.

     Customer prepayments also include amounts relating to the Company's contract research activities.

11.  LONG-TERM DEBT AND LINE OF CREDIT

                                                                                           1996       1995
                                                                                        -------    -------
     NON-INTEREST BEARING GOVERNMENT LOAN

     Payable to Western Economic Diversification, a Canadian federal government agency. This loan will be advanced to a maximum of $4,360,000 to assist in the building and equipping of a manufacturing facility. This loan is repayable on a semi-annual installment basis commencing in 1996 and ending
     in 2001 .......................................................................    $ 2,850    $ 2,789

     OTHER

     Term Bank Loan

     Secured by a general security agreement, providing a first floating charge over all of the Company's assets, bearing interest at bank prime rate plus
     1.0%. This loan is repayable in equal quarterly principal instalments of
     $182,000 with a final payment due December 31, 1998 ...........................      1,459      2,200

     Construction Bank Loan

     Secured by a general security agreement, pledging all of the Company's assets, including the shares of subsidiary companies and a debenture with a fixed charge on certain manufacturing facility land and building, bearing interest at bank prime rate plus 1.0%. This loan is repayable in equal quarterly principal instalments of $182,000 with a final payment due
     September 30, 2000 ............................................................      2,659      3,405

     Mortgage Payable ..............................................................         --      1,801
                                                                                        -------    -------
                                                                                          6,968     10,195
     Less current portion ..........................................................      2,298      2,244
                                                                                        -------    -------
                                                                                        $ 4,670    $ 7,951
                                                                                        =======    =======

     The Company has an operating line of credit of $10,950,000 with a Canadian chartered bank for which a specified charge on accounts receivable and inventories has been given. As at December 31, 1996, there were no outstanding borrowings under this line of credit.

     The fair value of the long-term debt is considered to be equivalent to its carrying value based upon consideration of borrowings with similar credit ratings and maturities.

     Interest expense on long-term debt amounted to $591,000, $718,000, and $702,000 in the years ended December 31, 1996, 1995, and 1994, respectively.

     Principal repayments on long-term debt are as follows:

         1997 ..................................     $ 2,298
         1998 ..................................       1,970
         1999 ..................................       1,459
         2000 ..................................       1,241
                                                     -------
                                                     $ 6,968
                                                     =======

12.  SHARE CAPITAL

     AUTHORIZED AND ISSUED SHARES

     Effective January, 1996, the shareholders of the Company authorized a 3 for 1 split with respect to the issued common shares, and an increase in the authorized capital to 60,000,000 common shares without par value.

                                                                          Number of Shares      Amount
                                                                          ----------------      ------
     COMMON SHARES
     Balance, December 31, 1993 .......................................              4,201    $  8,255
     Issued in exchange for all outstanding Class A Special Shares
       on amalgamation ................................................                906       3,460
     Issued in exchange for BCI's common shares held by
       the minority interest ..........................................              3,138       2,097
     Issued on the exercise of options ................................                 29          62
     Effect of exchange rate change ...................................                 --        (459)
                                                                                    ------    --------
     Balance, December 31, 1994 .......................................              8,274      13,415
     Issued on the exercise of options ................................                168         702
     Effect of exchange rate change ...................................                 --         372
                                                                                    ------    --------
     Balance, December 31, 1995, before stock split ...................              8,442      14,489
     Effect of 3 for 1 stock split ....................................             16,885          --
                                                                                    ------    --------
     Balance, December 31, 1995, after giving effect to stock split ...             25,327      14,489
     Issued on the exercise of options ................................                100         197
     Effect of exchange rate change ...................................                 --         (72)
                                                                                    ------    --------
     Balance, December 31, 1996 .......................................             25,427    $ 14,614
                                                                                    ======    ========

     STOCK OPTIONS

     The Company provides stock option incentive plans and has, with shareholder approval, issued options to certain directors outside of the plans. The plans are intended to provide long term incentives and rewards to executive officers, directors, key employees and consultants, contingent upon an increase in the market value of the Company's common stock. The total number of shares which are reserved and set aside for issue under the Stock Option Plan, and under all other management options outstanding shall not in the aggregate exceed 4,500,000 common shares. (Options for all years presented, have been calculated after giving effect to the 3 for 1 stock split in January, 1996.)

                                                                        1996                  1995                  1994
                                                                       -----                 -----                 -----
     Options outstanding at beginning of year .........                2,779                 1,908                 1,201
     Options granted during the year ..................                  209                 1,461                   833
     Options exercised during the year ................                 (100)                 (504)                  (86)
     Options cancelled during the year ................                 (137)                  (86)                  (40)
                                                                       -----                 -----                 -----
     Options outstanding at end of year ...............                2,751                 2,779                 1,908
                                                                       =====                 =====                 =====
     Options exercisable at end of year ...............                1,308                 1,060                   306
     Price range of options granted during the year ...      $20.00 - $34.75        $2.44 - $20.00         $2.34 - $2.44

     The outstanding options expire from 1998 to 2001 at exercise prices ranging from Cdn. $1.00 to U.S. $34.75 per share. During 1996 options for 100,000 common shares were exercised for proceeds of $197,000.

13.  EARNINGS PER SHARE

     Earnings per share, for all years presented, has been calculated using the weighted average number of shares outstanding during the year, after giving effect to the 3 for 1 stock split in January, 1996. The earnings per share in 1996, 1995 and 1994 on a fully diluted basis giving effect to the exercise of all options granted would have been $0.83 and $0.21 and $0.36 per share, respectively.

14.  INCOME TAXES

     The major factors which caused variations from the Company's combined federal and provincial statutory income tax rate of 44.34% applicable to income before income taxes are as follows:

                                                                      1996        1995        1994
                                                                  --------     -------     -------
     Provision for income taxes based on statutory rate ......    $ 10,664     $ 2,692     $ 4,195
     Reduction of income taxes resulting from income of
        foreign subsidiaries taxed at lower effective rate ...     (12,932)     (4,271)       (615)
     Benefit of losses not recognized for
        accounting purposes ..................................       2,982       1,780          --
     Benefit of utilization of losses carried forward ........          --          --      (2,268)
     Non-taxable portion of capital gain on
        settlement of debt ...................................          --          --        (882)
                                                                  --------     -------     -------
                                                                  $    714     $   201     $   430
                                                                  ========     =======     =======

     At December 31, 1996, the Company has accumulated losses for federal and provincial income tax purposes and unclaimed investment tax credits for which no accounting benefit has been recognized and which can be used to offset future taxable income and/or to reduce income taxes payable. These losses and investment tax credits expire as follows :

                                             Losses      Investment Tax Credits
                                -------------------      ----------------------
                                Federal  Provincial
                                -------  ----------
         1997 ..............    $ 3,534     $ 4,251             $       -
         1998 ..............      6,997       7,656                    89
         1999 ..............      3,415       4,130                   943
         2000 ..............        682       1,264                   507
         2001 ..............      2,271       2,259                   490
         2002 ..............         -        1,306                   466
         2003 ..............      1,479       1,491                   626
         2004 ..............         -           -                    844
         2005 ..............         -           -                    808
                                -------     -------             ---------
         1997 ..............    $18,378     $22,357             $   4,773
                                =======     =======             =========

     The benefits of these losses carried forward and investment tax credits will be recorded when realized.

15.  OPERATING LEASES

     Minimum lease commitments under operating leases for each of the next five years are as follows:

         1997 ................................................   $   599
         1998 ................................................       566
         1999 ................................................       151
         2000 ................................................        59
         2001 ................................................         5

16.  CHANGE IN NON-CASH OPERATING ITEMS


                                                    1996            1995             1994
                                                 --------         --------         -------
         Accounts receivable ............        $ (4,194)        $   (963)        $(2,598)
         Inventories ....................          (4,489)          (3,795)           (480)
         Deposits and prepaid expenses ..            (888)            (111)            200
         Accounts payable ...............             892            2,450           1,268
         Accrued liabilities ............          (2,280)           1,096             718
         Income taxes payable ...........            (153)             193             223
         Customer prepayments ...........         (19,761)          25,168             908
                                                 --------         --------         -------
                                                 $(30,873)        $ 24,038         $   239
                                                 ========         ========         =======

17.  LITIGATION

     In 1995, the Company's contractual, legal and financial relationships with its former licensee, Hoechst-Roussel Pharmaceuticals, Inc. ("Hoechst") were resolved. Hoechst was previously licensed by the Company for the once-daily controlled release formulation of diltiazem. As a result of Hoechst's acquisition of Marion Merrell Dow Inc., a competitor of the Company, the Rights Agreement between the Company and Hoechst was terminated effective June 30, 1995, resulting in a gain to the Company of $3,617,000, net of legal and other expenses relating to the settlement.

     In 1996, the Company entered into a Settlement Agreement with Elan Corporation plc. ("Elan") which resolved all claims and counter claims made in a New Jersey litigation with respect to alleged patent infringement by the Company of Elan's diltiazem patents.

     From time to time, the Company becomes involved in various legal matters which it considers to be in the ordinary course of business. While the Company is not currently able to determine the potential liability, if any, related to such matters, the Company believes none of the matters, individually or in the aggregate, will have a material adverse effect on its financial position.

18.  SEGMENTED INFORMATION AND MAJOR CUSTOMERS

     The Company considers that its operations fall principally into one class-the development and sale of pharmaceutical products for the pharmaceutical industry. Information about the Company's revenue, profitability and assets by geographic area for the years ended December 31, 1996, 1995 and 1994 follows:

                                                                      1996             1995             1994
                                                                  --------         --------         --------
         REVENUE
             Canada ......................................        $ 19,585         $  6,952         $ 10,965
             Switzerland .................................           6,433            6,242            6,136
             Barbados and Puerto Rico ....................          58,588           10,120            2,043
                                                                  --------         --------         --------
                                                                    84,606           23,314           19,144
             Less intersegment ...........................         (18,176)          (3,670)          (2,580)
                                                                  --------         --------         --------
                                                                  $ 66,430         $ 19,644         $ 16,564
                                                                  ========         ========         ========

         NET INCOME
             Canada ......................................        $ (6,153)        $ (6,720)        $ (1,307)
             Switzerland .................................           4,167            2,571            2,225
             Barbados and Puerto Rico ....................          25,592            6,702            1,607
                                                                  --------         --------         --------
                                                                    23,606            2,553            2,525
             Other income (expense) net of income taxes ..            (322)           3,317            6,936
                                                                  --------         --------         --------
             Net Income ..................................        $ 23,284         $  5,870         $  9,461
                                                                  ========         ========         ========

         TOTAL ASSETS
             Canada ......................................        $ 26,357         $ 21,675         $ 21,764
             Switzerland .................................           7,214            9,467            3,803
             Barbados and Puerto Rico ....................          25,035           29,725               63
                                                                  --------         --------         --------
                                                                  $ 58,606         $ 60,867         $ 25,630
                                                                  ========         ========         ========

     Major Customers:
     Manufacturing revenues in 1996, 1995 and 1994 relate to the sale of Tiazac(R) in the United States. In 1996, all of these revenues were generated in sales to the Company's licensee, Forest Laboratories Inc.

19.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Cdn. GAAP") which conforms in all material respects applicable to the Company, with those in the United States ("U.S. GAAP") during the periods presented except with respect to the following:

     a) Reconciliation of net income under Cdn. and U.S. GAAP

                                                               1996           1995            1994
                                                            -------        -------        --------
         Net income as shown in the consolidated
            statement of income and retained
            earnings (deficit) .....................        $23,284        $ 5,870        $  9,461
         Item excluded from income under U.S. GAAP
            Gain on debt settlement treated as
            contributed surplus under U.S. GAAP ....              -              -          (7,955)
                                                            -------        -------        --------
         Net income according to U.S. GAAP .........        $23,284        $ 5,870        $  1,506
                                                            =======        =======        ========
         Earnings per share under U.S. GAAP ........        $  0.87        $  0.22        $   0.07
                                                            =======        =======        ========
         Weighted average number of common shares
            outstanding under U.S. GAAP (1) ........         26,784         26,422          22,635
                                                            =======        =======        ========

     (1) The weighted average number of common shares outstanding for purposes of the computation of the earnings per share data under U.S. GAAP gives effect to the exercise of outstanding options and the 3 for 1 stock split in January, 1996.

     b) There are no differences between shareholders' equity determined under Cdn. and U.S. GAAP at either December 31, 1996 or 1995.

     c) Under U.S. GAAP, the following additional supplemental cash flow disclosure would be provided:

                                               1996        1995        1994
                                            -------     -------     -------
         Cash paid for:
              Interest                      $   608     $   827     $   542
              Income taxes                      603          69         358

     d) Under U.S. GAAP, the following additional disclosure would be provided pursuant to the requirements of SFAS No. 109 - "Accounting for Income Taxes":

        As at December 31, 1996, the Company has unused tax benefits of approximately $12,296,000 related to net operating loss and tax credit carry forwards. Under U.S. GAAP, a valuation allowance of an equivalent amount would be recognized to offset the related deferred tax asset due to the uncertainty of realizing the benefit of the loss and tax credit carry forwards.

        The net change in the valuation allowance for the deferred tax asset was an increase of $2,982,000 and $1,780,000 in the years ended December 31, 1996 and 1995 respectively, due to the uncertainty of realizing the benefit of tax losses not recognized and a reduction of $2,268,000 in the year ended December 31, 1994, related to the utilization of benefits arising from the operating losses carried forward.

     e) The Company does not recognize compensation expense for its stock-based compensation plans. Had compensation cost for the stock option plans been determined based upon fair value at the grant date for awards under these plans consistent with the methodology prescribed under SFAS No. 123 - "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced by approximately $3,584,000, $1,035,000 and $500,000 or $0.13, $0.04 and $0.02 per share in the years 1996, 1995 and 1994, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996, 1995 and 1994; dividend yield of 0%, expected volatility of 48%, risk-free interest rate of 6.9% and expected lives of an average of 4 years.